
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lumida, Inc.

Legal status of Issuer:

      Form:

      C - Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      July 15, 2022

Physical Address of Issuer:

1200 Preakness Avenue, 2nd Floor, Suite B1200, Wayne, NJ, 07470

Website of Issuer:

www.lumidawealth.com

Is there a co-issuer? ___ yes X no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) two and one half (2.5%) of any amounts raised in the Offering up to $2,500,000.00 and (2) five percent (5%) of any amounts raised in the Offering exceeding $2,500,000.01 but not exceeding $5,000,000.00 or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.[1]

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

18,610

Price (or Method for Determining Price):

$4.03

Target Offering Amount:

$74,998.30

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,996.82

Deadline to reach the Target Offering Amount:

April 30, 2026

---

[1] In the event the Intermediary is entitled to cash proceeds, the Intermediary's securities commission shall be reduced to 0.5% on individual investment commitments of $100,000.00 or more by individual (natural person) Investors (the "Commission Reduction," subject to the terms and conditions as follows). To be eligible for the Commission Reduction: (1) the individual and aggregate amount to be included in the Commission Reduction relating to each Investor must be fully funded no less than 5 business days prior to the completion of a successful Offering, and (2) the Issuer must provide, in writing, the name of each such Investor prior to the Investor making an investment commitment on the Intermediary's platform (collectively, the "**Commission Reduction Criteria**"). If the Issuer fails to provide the names of any Investors pursuant to this Agreement, the Issuer may provide evidence to the Intermediary of a prior relationship with such Investor. The Intermediary may, in its sole discretion, deny any of all Commission Reductions that it deems to not fit within the Commission Reduction Criteria.

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

10

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$458,243	$631,026
Cash & Cash Equivalents	$406,566	$558,305
Accounts Receivable	$0	$0
Short-term Debt	$88,991	$46,142
Long-term Debt	$0	$0
Revenues/Sales	$494,246	$165,481
Cost of Goods Sold*	$320,174	$224,995
Taxes Paid	$0	$0
Net Income/(Loss)	($490,632)	($974,115)

*Cost of Revenue in the Issuer's consolidated financial statements

*** The jurisdictions in which the Issuer intends to offer the securities:**

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Lumida, Inc.

LUMIDA

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $74,998.30 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,996.82 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $96.72 and the Maximum Individual Purchase Amount is $499,998.07. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the subscription agreement (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/lumida (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the subscription agreement attached as Exhibit B, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time, attached as Exhibit E ("**Charter**"). All capitalized terms not otherwise defined herein shall have the respective meanings given in the Issuer's Charter.

1. Dividends

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The **"Series Seed Original Issue Price"** shall mean $0.8611 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. *Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.*

      2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (x) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (y) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable to the holders of Series Seed Preferred Stock pursuant to this sentence are hereinafter referred to as the **"Series Seed liquidation Amounts").** If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

      2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

      2.3 Deemed Liquidation Events.

        2.3.1. Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (the **"Requisite Holders")** elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

      (a)   a merger or consolidation in which

      (i)   the Corporation is a constituent party or

      (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the **"Merger Agreement"**) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(ii) or 2.3.l(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the **"Available Proceeds"),** on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amounts. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.l(a)(i). if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the **"Additional Consideration"),** the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the **"Initial Consideration")** shall be allocated among the holders of capital stock of the Corporation in accordance with

Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

The Securities shall not have voting rights unless otherwise provided for by the Issuer and/or stated in the Issuer's Charter. The Investors will grant an irrevocable proxy and power of attorney with respect to the Securities that are owned or may be owned by such Investors to the Chief Executive Officer of the Issuer (the "**Proxy**"), so that such person may exercise any and all voting, consent, and approval rights associated with the Securities. The Issuer and certain investors entered into that certain (i) Investors' Rights Agreement dated August 30, 2022, attached as Exhibit F, (ii) Voting Agreement dated August 30, 2022, attached as Exhibit G, and (iii) Right of First Refusal and Co-Sale Agreement dated August 30, 2022, attached as Exhibit H.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer; *provided, however*, the Securities are subject to the following:

4.4.4   Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) + (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

For clarity, the Series Seed Conversion Price will not be reduced in accordance with the foregoing formula unless Additional Shares of Common Stock are issued without consideration or for a consideration per share less than the Series Seed Conversion Price then in effect.

4.4.5   Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

i.   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

ii.   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

iii.   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

b.   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

i.   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

ii.   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one (I) date Additional Shares of Common Stock that are a part of one (I) transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.1), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (I) share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an initial public offering of the Issuer's capital stock, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur or, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Securities do not have a stated return or liquidation preference, except as set forth in the Issuer's Charter.
- Voting and consent rights are exercised through irrevocable proxy arrangements.

<center>**COMMISSION AND FEES**</center>

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) two and one half (2.5%) of any amounts raised in the Offering up to $2,500,000.00 and (2) five percent (5%) of any amounts raised in the Offering exceeding $2,500,000.01 but not exceeding $5,000,000.00 or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and the Issuer is just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. These risks and challenges include our ability to, among other things:

- build a well-recognized "Lumida" brand;
- maintain and expand our client base;
- maintain and enhance our relationships with our partners;
- anticipate and adapt to changing market conditions and a competitive landscape;
- respond effectively to technological changes and advancements in our industry;
- mitigate potential cybersecurity threats and protect sensitive client and company data;
- manage our future growth;
- ensure that the performance of our services meets client expectations;
- maintain or improve our operational efficiency;
- navigate a complex and evolving regulatory environment; and
- defend ourselves in any legal or regulatory actions against us.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Global crises and geopolitical events, including without limitation, pandemics and public health crises can have a significant effect on our business operations and revenue projections.

<center>9</center>

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

The loss of key personnel could cause significant financial strain that the Issuer may not be able to cover.

The Issuer's success is highly dependent on the specialized expertise and reputation of its founder, Ram Ahluwalia. As of the date of this Offering, the Issuer does not maintain any "key person" life insurance policies or disability insurance for its executive officers or key employees. In the event of the death or disability of a key person, the Issuer would not receive any insurance proceeds to offset the immediate loss of revenue, cover the costs of recruiting a replacement, or manage the potential withdrawal of clients who are specifically attached to that individual's leadership. Because the Issuer is in an early stage and relies on a lean team, such a loss could cause a severe financial and operational deficit from which the Issuer may not recover. Furthermore, while we rely on the continued service of our team, we cannot guarantee their retention as many jurisdictions do not enforce non-competition agreements, and the presence of insurance would not fully eliminate the risk associated with relying on a small number of critical individuals.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The use of social and other digital media to disseminate false, misleading and/or unreliable or inaccurate data and information could adversely affect our reputation, products, business, and operating results.

A substantial number of people are relying on social and other digital media to receive news, data, and information. Social and other digital media can be used by anyone to publish data and information without regard for factual accuracy. The use of social and other digital media to publish inaccurate, offensive, and disparaging data and information coupled with the frequent use of strong language and hostile expression, may influence the public's inability to distinguish between what is true and what is false and could obstruct an effective and timely response to correct inaccuracies or falsifications. Such use of social and other digital media could result in unexpected and unsubstantiated claims concerning our business in general or our products, our leadership or our reputation among customers and the public at large, thereby making it more difficult for us to compete effectively, and potentially having a material adverse effect on our business, operations, or financial condition.

Negative publicity could affect our business performance.

Unfavorable publicity, whether accurate or not, related to our industry or to us or our products, brands, marketing, executive leadership, employees, Board of Directors, stockholders, operations, current or anticipated business performance, or environmental, social, or governance efforts could negatively affect our corporate reputation, ability to attract and retain high-quality talent, or the performance of our brands and business. Adverse publicity or negative commentary on social media, whether accurate or not, particularly any that go "viral," could cause consumers or others to react by disparaging or avoiding our brands or company, which could materially negatively affect our financial results. Anyone who disagrees with our actions, positions, or statements may speak negatively or advocate against us, with the potential to harm our reputation or business through negative publicity, adverse treatment, or other means.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of personally identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We operate with a limited board of directors which may lack independent oversight.

As of the date of this Form C, the Issuer's Board of Directors consists solely of Ram Ahluwalia. Because there are no independent directors, Investors do not have the benefit of an independent body to oversee management's decisions, executive compensation, or potential conflicts of interest.

Our business relies on a distributed international workforce in high-risk regions which may be subject to legal and sanctions risks.

The Issuer utilizes independent contractors located in Ukraine, India, and Pakistan for critical operational and development functions. These regions are subject to significant geopolitical instability, military conflict, and infrastructure disruptions. Any escalation of these conditions could result in a total loss of access to essential talent and proprietary data. Furthermore, if the political situation in these regions changes, the Issuer could be subject to new or expanded legal and regulatory requirements, including international sanctions, export controls, or anti-money laundering (AML) restrictions. Failure to comply with such regulations - or the inability to continue payments and operations due to sudden banking or legal prohibitions in those jurisdictions - could lead to severe civil or criminal penalties, the loss of operational licenses, and significant reputational damage.

We lack a full-time Chief Compliance Officer and have identified internal deficiencies.

The Issuer and Lumida Wealth Management, LLC ("**Lumida Wealth**") do not currently employ a full-time professional dedicated to compliance oversight. While we have identified specific compliance deficiencies and are seeking to remedy them, there is no guarantee these efforts will be successful. Failure to meet the rigorous standards of an SEC-registered investment adviser (RIA) could result in fines or the loss of Lumida Wealth's license to operate.

The Issuer's financial reporting is subject to risks associated with a new finance operations team.

We only recently hired dedicated personnel to manage finance operations. During the integration of this role, there is an increased risk of errors or omissions in our financial reporting and internal controls.

Proprietary AI models and "Copilot" tools may produce inaccurate or harmful results.

Our "Quantamental" and AI-driven investment strategies are subject to technical "hallucinations" and algorithmic errors. Trading or advisory errors resulting from these models could lead to significant financial losses for clients and expose the Issuer to litigation or regulatory action.

We are exploring the tokenization of our securities which involves significant regulatory risk.

The Issuer is exploring the use of digital tokens to represent equity or investment offerings. The lack of a clear federal regulatory framework for tokenized securities could result in the Issuer being found in violation of securities laws, leading to mandatory restructuring or administrative sanctions.

The Issuer relies on third-party providers for critical KYC and AML functions.

We depend on external fintech partners to conduct Know Your Customer (KYC) and Anti-Money Laundering (AML) checks. Any deficiency in these third-party programs could lead to a violation of federal law, subjecting the Issuer to criminal or civil penalties.

Our growth is dependent on social media platforms and influencer-driven marketing.

The Issuer acquires the majority of its clients via organic content on platforms like X, TikTok, and YouTube. Changes to platform algorithms or negative publicity regarding our founder's public profile could drastically increase our acquisition costs and impair our business plan.

Digital asset custody involves unique risks of theft and permanent loss.

Although we utilize qualified third-party custodians like the Nominee, digital assets are subject to irreversible loss if private keys are compromised or if an exchange is hacked.

We may be subject to the same legal and regulatory obligations, including compliance and reporting requirements intended to protect investors, that may apply to Lumida Wealth, investment companies or to investment advisers.

Investment companies and their advisers are subject to extensive regulation under U.S. federal and state law, including the Investment Company Act of 1940, as amended ("Investment Company Act"), and the Investment Advisers Act of 1940, as amended (the "Advisers Act"). These frameworks impose comprehensive requirements and restrictions designed to protect investors. Lumida Wealth, a RIA, must comply with stringent regulations, and the operation of our business through Lumida Wealth may expose us to liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. Some of the restrictions and rules applicable to Lumida Wealth could adversely affect and limit some of our business plans or other parts of our business. As a result, various aspects of our business may be subject to the same substantive requirements or investor safeguards that apply to regulated investment companies and investment advisers.

Risks Related to Lumida Wealth

Lumida Wealth, formed in 2022 as a RIA, provides traditional wealth management services (including financial planning and portfolio construction with a one percent fee on assets under management ("AUM")), public securities asset management (featuring a concentrated long-short hedge fund that constitutes a material portion of our AUM), private pooled investment vehicles or private special purpose vehicles ("SPVs") focused on private assets (without the ability to conduct direct due diligence or speak with management teams), and a non-operational division developing AI software tools for investors, including retail investors, with engineering primarily in Karachi, Pakistan. This atypical integration of four distinct business lines for an RIA managing less than $150 million in AUM creates tremendous operational complexity, straining our limited resources, small management team, and infrastructure far beyond what is typical for firms of our size. We may be unable to effectively manage this complexity, leading to inefficiencies, strategic misallocations, or critical errors—such as prioritizing AI development over compliance upgrades—that hinder overall growth, exacerbate financial losses, and increase the likelihood of regulatory violations or client dissatisfaction. For instance, resource diversion to the unproven AI division could delay enhancements in our core wealth management or hedge fund operations, resulting in subpar performance, client complaints, and accelerated AUM declines that threaten our viability.

Intense competition from larger, more established RIAs, hedge funds, venture capital firms, robo-advisors, and fintech companies poses a constant threat; these competitors often offer lower fees (such as 0.25% or less on AUM compared to our traditional one percent structure), superior technology platforms, broader diversification options, or specialized expertise in areas like passive indexing or automated advice, making it difficult for us to attract or retain clients and leading to potential AUM erosion. If competitors poach our clients through aggressive marketing, discounted pricing, or innovative tools (e.g., AI-driven robo-advisors that undercut our emerging software division before it launches), our revenue could decline sharply—potentially by 30-50% in a single quarter—forcing us to reduce fees further, implement cost-cutting measures like staff layoffs or service reductions, or seek emergency financing that dilutes existing shareholders. As an early-stage company with a limited track record, we are particularly vulnerable to these competitive pressures; our unproven model may fail to scale efficiently, resulting in ongoing losses that deplete our already thin capital reserves and lead to insolvency if we cannot achieve critical mass in AUM.

Our unusual multi-line model amplifies cross-business risks: underperformance in one high-risk segment, such as prolonged hedge fund volatility causing material losses relative to the S&P 500 or multiple SPV failures leading to total investor capital wipeouts, could contaminate our reputation across all areas, prompting widespread client terminations in our more stable wealth management division, reduced participation in future SPVs, and complete abandonment of our AI tools before they generate any revenue. Second-order consequences include a vicious cycle of cascading AUM outflows (e.g., from performance-based terminations without lock-up periods), inability to cover fixed operational costs (such as international payroll in volatile currencies or compliance software subscriptions), loss of key vendor relationships due to perceived instability, and difficulty securing professional liability insurance at affordable rates, all of which could spiral into full business failure. With operations spanning the U.S. (headquarters, senior executives, and clients), a large W-2 team in Karachi, Pakistan (including AI engineers), outsourced personnel in Ukraine and India, and remote U.S. employees, geographic dispersion adds further layers of complexity, including persistent time zone misalignments that delay decision-making, cultural or language barriers that lead to misinterpretations in client servicing or investment analysis, and communication breakdowns during crises that exacerbate errors or missed opportunities. If any business line falters—such as geopolitical disruptions in Ukraine halting outsourced research or intellectual property issues in Pakistan derailing AI development—retail investors in this offering could see their equity value plummet rapidly, with no mechanism to influence recovery efforts or mitigate losses, potentially rendering the investment valueless within months.

Competitive Disruption from Technology Giants

The market for financial AI companion tools is subject to rapid disruption by large technology companies (e.g., Apple, Google, Samsung) or major financial institutions with vastly greater resources. These larger entities could introduce a competing, free, or heavily integrated feature into their mobile operating systems or existing financial platforms, immediately marginalizing our app, eliminating its competitive advantage, and rendering our development costs unrecoverable before the app achieves critical mass.

Operational Strain from Unrelated Media Operations

The development and execution of media-related activities, including creating and publishing financial commentary, managing a content calendar, and pursuing/integrating sponsored advertising revenue, will divert critical resources and attention from our small management team. This operational distraction increases the likelihood of errors, compliance lapses, or underperformance in our core revenue-generating businesses (wealth management, hedge fund, SPVs), creating a systemic risk to Lumida Wealth's stability and growth prospects.

Our educational media and content offerings, including the Lumida Ledger newsletter, Non-Consensus podcast, and Lumida News, are designed to provide insightful market intelligence and support client acquisition but introduce additional risks related to content creation, distribution, and platform dependencies. These could lead to legal liabilities, operational distractions, or loss of our primary growth channel.

Defamation, Misinformation, and Liability Risks

Publishing financial commentary, analysis, or intelligence through newsletters, podcasts, or news could result in claims of defamation, inaccurate information, or misleading statements if content is misinterpreted as investment advice. For example, a podcast episode discussing market trends might be seen as endorsing a failing asset, leading to user losses, lawsuits, or SEC scrutiny under anti-fraud rules. Second-order consequences include costly legal defenses depleting our reserves, reputational damage causing client terminations across wealth management and SPVs, and reduced AUM that exacerbates ongoing losses.

Intellectual Property Infringement in Content Creation

Relying on third-party data, quotes, or market signals for content (e.g., summarizing filings or transcripts) without proper licensing could lead to intellectual property claims from data providers or competitors. This risk is heightened by our no-patent status, allowing others to replicate our insights. Violations might result in cease-and-desist orders, fines, or forced content removal, disrupting our digital acquisition strategy and leading to a loss of community trust, with follow-on effects like fewer app conversions and stalled Exchange Traded Fund (ETF) launches.

Platform Dependency and Visibility Risks

Distribution via third-party platforms (e.g., YouTube for podcasts, email services for newsletters, or social media for Lumida News) makes us vulnerable to algorithm changes, content moderation, account suspensions, or policy shifts that reduce visibility. A shadow-ban or de-platforming could sever our main client acquisition channel, halting organic growth and forcing reliance on costly alternatives like paid ads, which could increase cash burn rates by 20-30% and lead to insolvency if AUM doesn't scale.

Lumida Wealth's plan to launch an ETF in the next year introduces significant, complex, and potentially existential financial, operational, and regulatory risks that are currently unmitigated due to our size and existing compliance gaps.

Risk of Failure to Launch or Delays in Launch

The launch of a regulated ETF is a complex and highly bureaucratic process requiring SEC approval, establishing a board of directors, securing market makers and authorized participants, and appointing service providers (e.g., custodian, administrator, transfer agent). There is no guarantee we will receive the necessary exemptive relief or regulatory approvals, or that we can complete the operational setup. Protracted delays or an outright failure to launch after substantial upfront legal and development costs (potentially hundreds of thousands of dollars) will result in a significant, non-recoverable financial loss, exacerbating our existing capital constraints and requiring a write-off of all development expenses.

Overwhelming Regulatory and Compliance Burden

As a sponsor of an ETF, Lumida Wealth will assume extensive new regulatory responsibilities under the Investment Company Act, in addition to its existing obligations as an RIA. This includes, but is not limited to, board oversight, pricing and valuation processes, daily compliance monitoring, quarterly reporting, and strict custody rules—all of which require a robust, specialized compliance and operations infrastructure. Lumida Wealth's current state of being "in between compliance officers" makes it critically vulnerable to immediate and severe regulatory failure. Any lapse in governance, valuation, or reporting could lead to SEC enforcement actions against the ETF, its officers, Lumida Wealth or the Issuer itself, including mandatory cessation of trading, massive financial penalties, and the revocation of Lumida Wealth's RIA status.

Amplified Compliance Risk from Media Operations and the SEC Marketing Rule

The simultaneous operation of a media company publishing financial commentary alongside the sponsorship of a publicly traded ETF creates an acute, high-risk conflict under the SEC's Marketing Rule. Commentary, analysis, or any statement related to the ETF or its underlying strategy published through the media operations must meet the rigorous compliance standards of the SEC Marketing Rule (e.g., fair and balanced presentation, net-of-fee performance, disclosure of material conflicts). The lack of a compliance officer drastically increases the risk that our media commentary will be found by the SEC to constitute misleading advertising or an impermissible solicitation, leading to fines, public censure, and a mandatory ban on all future advertising and commentary, which would cripple both the ETF's fundraising efforts and the entire Lumida brand.

Insufficient AUM and Unprofitability Risk

ETFs require significant scale (typically tens to hundreds of millions of AUM) to cover high fixed operating costs, including administration, custody, audit, and legal fees. If the ETF fails to attract sufficient AUM rapidly—due to competitive pressures, poor performance, or reputational harm from our other business lines—it will become immediately unprofitable. Lumida Wealth would be forced to subsidize these costs out of its limited capital reserves, accelerating our overall cash burn and financial distress. A forced decision to close down the ETF due to unprofitability would incur substantial wind-down costs, result in an embarrassing public failure, and lead to irreversible reputational damage that deters future clients from all our other services.

Investment Performance and Operational Risks

If the ETF's strategy involves non-traditional or illiquid assets, or if the underlying investment strategy is complex, it may be susceptible to significant tracking error (the difference between the ETF's performance and the performance of its underlying index or strategy). Furthermore, operational constraints or the nature of the underlying assets may lead to periods where the ETF's market price does not accurately reflect its Net Asset Value (NAV).

Reliance on Market Makers and Liquidity Risk

An ETF's liquidity and tight trading spreads are entirely dependent on third-party market makers and authorized participants. If these parties withdraw their support—for instance, during periods of market stress, due to operational issues with our complex strategy, or in response to a regulatory event—the ETF's shares could trade at a significant discount or premium to their NAV, severely disadvantaging investors, leading to a breakdown in confidence, and potentially halting trading.

Elevated Geopolitical and National Security Risk to Global Operations

Our core operations, including the development of the proprietary AI software division (primarily in Karachi, Pakistan) and outsourced research/personnel (in Ukraine and India), are concentrated in jurisdictions with high levels of political instability, elevated terrorism risk, armed conflict (Ukraine-Russia), and significant economic volatility. Any escalation in geopolitical tensions, imposition of new U.S. or international sanctions (e.g., those enforced by OFAC), cyberattacks directed at these regions, or the implementation of capital controls/emergency measures by foreign governments could:

- Endanger the safety of our personnel, halting critical AI development and client service support.
- Restrict the flow of funds, data, or intellectual property, leading to breaches of our core investment advisory agreements.
- Trigger an immediate, non-recoverable loss of critical intellectual property (IP) or operational capability, forcing a rapid, destructive cessation of international activities and rendering a substantial portion of our technology investment worthless.

Risk of Conflicts of Interest and Undisclosed Self-Dealing by Founder and Chief Executive Officer

The Issuer's governance structure, where the Founder and Chief Executive Officer controls 92.572% of the voting power (via a family trust and SPV), serves as the sole member of the Issuer's Board of Directors, acts as CIO, and is the primary decision-maker for all five business lines (Wealth Management, Hedge Fund, SPVs, AI App, Media/ETF), presents an inherent and unmitigated risk of conflicts of interest. The Founder and Chief Executive Officer is in a position to take actions that prioritize personal or family financial benefit over the best interests of minority investors in this offering, including, but not limited to:

- Related Party Transactions: Allocating prime investment opportunities (e.g., successful SPV private market allocations) to personal accounts or family trusts instead of to the Issuer or its clients.
- Compensation Structure: Setting their own compensation, bonuses, and carried interest structure without independent board review, potentially resulting in excessive payments that further deplete the Issuer's limited cash reserves.
- Resource Allocation: Arbitrarily prioritizing the unproven AI or Media division over necessary compliance or operational upgrades for the core, fee-generating businesses, thereby subsidizing a private, related interest with Company capital.
- Recourse: As a minority, non-voting shareholder, you will have no mechanism to challenge or veto these decisions, and your only recourse is costly and uncertain litigation.

Conversion and Monetization Failures

Attracting users through free content or the app's free features assumes they will upgrade to paid subscriptions, wealth management services, or ETF investments, but low conversion rates (e.g., due to economic downturns or competition from free robo-advisors) could lead to high marketing expenses without revenue. This might accelerate cash burn, requiring dilutive funding rounds that reduce your minority stake, and if persistent, force cuts to core operations like AI development, eroding company value.

Scalability Challenges for Mass Affluent Expansion

Serving a broader "mass affluent" audience via the app and ETF could overwhelm our small team with high-volume inquiries, support needs, or compliance checks, leading to service delays, errors in advice, or client dissatisfaction. Without adequate infrastructure, this might trigger regulatory complaints, mass churn, and AUM stagnation, creating a cycle of declining fees and potential business failure where retail investors see total loss.

Regulatory and Compliance Risks

As an SEC-registered RIA under the Advisers Act of 1940, as amended (the "**Advisers Act**"), Lumida Wealth is subject to extensive and evolving regulatory oversight, including strict fiduciary duties to act solely in clients' best interests, comprehensive disclosure obligations, anti-fraud provisions, record-keeping requirements, and periodic SEC examinations or audits that could uncover deficiencies at any time.

On March 13, 2026, Lumida Wealth received a letter from the Division of Examinations of the U.S. Securities and Exchange Commission (SEC File No. 801-126806) notifying Lumida Wealth that the SEC staff is conducting an examination of Lumida Wealth pursuant to Section 204 of the Investment Advisers Act of 1940, which includes an on-site phase and requires the production of extensive documentation relating to, among other things, Lumida Wealth's organization, clients, private funds, compliance policies and procedures, advisory contracts, custody arrangements, fee calculations, advertising, code of ethics, and financial records. The examination is ongoing as of the date of this Form C, and the Issuer cannot predict the scope, duration, outcome, or any findings or recommendations that may result from the examination. While SEC examinations of registered investment advisers are routine and do not necessarily indicate that any violations of law have occurred, there can be no assurance that the examination will not result in findings of deficiencies, violations of securities laws, or recommendations for remedial action. If the SEC examination results in adverse findings, enforcement referrals, or public disclosure of deficiencies, such outcomes could materially impair Lumida Wealth's ability to retain existing clients and attract new business, trigger contractual termination rights under advisory agreements, increase the cost and availability of professional liability insurance, and cause reputational harm to both Lumida Wealth and the Issuer that could adversely affect the value of the Securities.

Our small size, early-stage status, limited resources, and operational complexity across four business lines significantly heighten the risk of non-compliance, which could result in severe consequences such as monetary fines (potentially in the millions), censures, suspension or revocation of RIA registration, reputational damage, client or investor lawsuits, disgorgement of fees, or even criminal penalties for willful violations, any of which could force us to cease operations entirely and render your investment valueless. For instance, fiduciary duty breaches—such as providing unsuitable investment recommendations by allocating conservative wealth management clients to our high-volatility hedge fund or illiquid venture capital investment offerings without proper risk assessments—could lead to substantial client losses, mass terminations of advisory relationships, SEC enforcement actions, and class-action lawsuits, depleting our limited capital through legal defenses, settlements, and restitution orders while causing AUM to plummet and deterring new business.

Disclosure deficiencies represent a major risk

Incomplete, inaccurate, or misleading information in client agreements, Form ADV filings, marketing materials, SPV offering documents, or performance reports—such as understating the risks of our international operations, the limitations of our private asset due diligence, or the periodic outperformance claims for our hedge fund relative to the S&P 500 (which must be presented net of fees and with appropriate benchmarks)—could violate SEC rules, triggering regulatory investigations, mandatory client refunds, corrective disclosures, or class-action litigation that erodes trust and causes a cascade of client departures, potentially halving or more our revenue streams within a short period. Custody rule violations are particularly acute for our private SPVs holding illiquid late-stage venture capital-style assets; failure to comply with requirements like using qualified custodians, conducting annual surprise audits, or delivering timely account statements could expose client assets to misappropriation or loss, leading to client panic, immediate withdrawal demands, regulatory penalties, enforcement actions forcing operational shutdowns, and fire-sale liquidations that disadvantage all stakeholders and further devalue the company.

Recent SEC private fund adviser rules impose additional burdens, requiring quarterly investor statements detailing performance, fees, and expenses; fairness opinions for adviser-led secondary transactions; and prohibitions on certain preferential treatment among investors; non-compliance could provoke investor redemptions, arbitrations, or SEC enforcement proceedings, potentially leading to the forced unwind of multiple vehicles, loss of investor confidence, and a permanent reduction in our ability to raise capital for future SPVs or other initiatives. Marketing and performance advertising risks are heightened by our reliance on claims of material hedge fund outperformance or SPV successes; under the SEC's Marketing Rule, these must be substantiated, presented net of fees, with risk-adjusted benchmarks, and without cherry-picking data; misleading or unsubstantiated promotions could invite scrutiny, cease-and-desist orders, or outright bans on advertising, stifling client acquisition efforts and causing existing clients to flee, severely impacting our fee-based revenue and growth prospects.

Anti-money laundering ("AML") and sanctions compliance is complicated by our international footprint in Pakistan, Ukraine, and India, where local regulatory environments and client screening challenges could hinder effective implementation of U.S.-required programs; violations of laws like those enforced by the Office of Foreign Assets Control ("OFAC") or exposure to sanctioned entities or illicit funds could result in multimillion-dollar fines, asset freezes, or forced cessation of international operations, disrupting service delivery, client trades, or AI development and leading to widespread client attrition. International regulatory exposure adds further layers: compliance with foreign laws, including data protection regulations (e.g., local equivalents to GDPR in India or Ukraine), labor standards, tax treaties, and export controls on technology or data transfers, could conflict with U.S. requirements, incurring penalties, operational halts, or even extradition risks for executives, potentially paralyzing our global workforce and causing delays in client services that prompt terminations or lawsuits.

Branch office and remote supervision challenges are prevalent with our dispersed teams across high-risk jurisdictions and remote U.S. locations; inadequate oversight could foster compliance lapses, such as unauthorized trading, data mishandling, or conflicts going undetected, drawing SEC exam deficiencies and broad sanctions, including registration revocation, which would force us to downsize dramatically or cease certain services amid a client exodus. Fee calculation and billing errors—exacerbated by our complex international payroll structures, performance fees for the hedge fund, and expense allocations across business lines—are common exam findings and could result in overcharges, detected via audits or client complaints, necessitating large-scale refunds, eroding client trust, and triggering a wave of relationship terminations that slash revenue. Best execution obligations demand that we seek optimal trade execution in our public securities strategies, particularly the concentrated hedge fund; failures to do so could violate fiduciary duties, leading to client underperformance complaints, lawsuits, and regulatory fines that compound into financial distress or operational restrictions.

Cash solicitation rule infractions, such as improper compensation to third parties for client referrals in our wealth management division, could breach SEC rules, inviting disgorgement orders, restitution, and bans on future solicitation practices, severely hampering our ability to grow AUM. Corporate Transparency Act requirements mandate accurate reporting of beneficial ownership information for our entities (including the Founder and Chief Executive Officer's family trust) to the Financial Crimes Enforcement Network ("FinCEN"); non-compliance could yield civil or criminal penalties, damaging our credibility and deterring institutional clients or partners.

Financial Condition and Going Concern Risks

Lumida Wealth has not achieved consistent profitability since its inception in 2022 and maintains a track record of operating losses, with our wealth management and public securities divisions never profitable on a standalone basis due to high startup costs, ongoing overhead, and slow AUM growth. We have sporadically relied on carried interest from successful venture capital SPV exits but these are highly unpredictable, non-recurring events dependent on volatile factors such as startup viability, market timing for IPOs or acquisitions, economic conditions, and regulatory approvals for listings, which may not materialize or could result in diminished returns if post-IPO lock-up periods coincide with stock price crashes. With less than $150 million in AUM, our revenue streams—primarily from management fees (1% on AUM) and performance-based incentives—are limited and highly sensitive to even minor fluctuations; for example, a 20-30% drop in AUM from client redemptions, market downturns, or underperformance could eliminate fee income entirely, leaving us unable to meet essential obligations like employee salaries, office leases, technology maintenance, or mandatory regulatory filings and audits.

We have limited capital reserves, built primarily from initial founder contributions and sporadic carried interest, and may require substantial additional funding to sustain operations, expand the AI division, or weather periods without SPV exits; however, in a high-interest-rate environment (as of December 23, 2025), debt financing could burden us with unsustainable interest payments, while equity raises would dilute minority shareholders, potentially diluting your ownership percentage without corresponding value creation. Our auditors may issue a going concern qualification in future financial statements, explicitly signaling doubts about our ability to continue as a viable entity for the next 12 months or beyond, which could deter potential clients, investors, and partners, further accelerating cash burn rates and creating a self-fulfilling prophecy of decline. Second-order effects of financial instability include breaches of any future debt covenants (e.g., minimum AUM thresholds), defaults on vendor or lease payments leading to lawsuits or asset seizures, forced liquidation of office equipment or intellectual property at distressed prices to raise cash, or inability to fund critical functions like cybersecurity upgrades or compliance audits, all of which could compound into operational paralysis.

Persistent losses, without the buffer of diversified revenue or substantial reserves, could culminate in bankruptcy proceedings or voluntary dissolution, where retail investors' equity claims are subordinated to those of creditors, employees, secured lenders, and any preferred stakeholders, likely resulting in zero recovery for shareholders after legal and administrative fees consume remaining assets. Without achieving profitability, we may never declare dividends, conduct share repurchases, or provide any returns to investors, and our heavy dependence on carried interest exposes us to feast-or-famine cycles: a prolonged dry spell in SPV exits—due to a startup market slowdown, increased competition for venture capital and other private market deals, or global economic headwinds—could deplete reserves entirely, forcing drastic measures like business line shutdowns (e.g., abandoning the AI division mid-development) that destroy long-term value.

Failure to Achieve Monetization and Increased Cash Burn Rate

The app's success is based on the unproven assumption that retail users will convert from a free model to a paid subscription or that the app will successfully funnel them to our core wealth management services. The high, ongoing costs associated with mobile app maintenance, cloud computing, data licensing fees, AI model retraining, and customer support will create a new, significant, and fixed cash burn. If the app fails to generate sufficient revenue quickly, it will accelerate the depletion of our limited capital reserves, exacerbating our existing operating losses and making a "going concern" qualification from our auditors more likely. This could force an immediate shutdown of the entire division, resulting in a complete write-off of all technology assets.

Exclusion/Increases to Professional Liability and Insurance Costs

The launch of a retail-facing AI app creates new and potentially unquantifiable exposures to consumer litigation. Our existing professional liability insurance policies, which are typically structured to cover our core RIA and hedge fund operations, may explicitly exclude or severely limit coverage for claims arising from "AI-generated advice" or "mobile app malfunctions." This would leave Lumida Wealth directly exposed to the full cost of defending and settling major class-action lawsuits, which could exceed our capital reserves and force immediate bankruptcy or dissolution.

Investment-Specific Risks

Our services expose clients, investors, Lumida Wealth and the Issuer itself to substantial investment risks, which are amplified by our limited due diligence capabilities in private late-stage venture capital-style investments, the non-tracking and volatile nature of our hedge fund strategy, and the integration of these offerings within a small RIA framework. These risks could manifest in significant client losses, rapid AUM erosion, revenue shortfalls, or correlated failures across business lines—such as hedge fund underperformance spilling over to wealth management client portfolios or SPV failures deterring participation in our AI tools—ultimately devaluing Lumida Wealth, the Issuer and your investment. As an investor, you should note that these strategies are speculative and not suitable for all profiles, with potential for total capital loss in higher-risk areas.

Traditional Wealth Management (Financial Planning and Portfolio Construction/Allocation)

Suitability and customization risks are paramount; mismatches between client risk profiles, investment goals, time horizons, or tax situations and our recommended allocations—potentially exacerbated by misinterpretations from our international teams due to cultural differences, time zone barriers, or remote communication issues—could lead to inappropriate exposure to volatile assets, resulting in substantial losses during market downturns, client complaints, regulatory investigations for fiduciary breaches, and mass terminations that reduce AUM and fee revenue. Diversification deficiencies, such as over-concentration in certain sectors, geographies, or asset classes (e.g., favoring our in-house hedge fund or SPVs to boost internal fees), could amplify losses in adverse conditions, prompting client exits, negative word-of-mouth, and difficulty attracting replacements, further eroding our client base. Tax and estate planning inaccuracies, possibly influenced by our Founder and Chief Executive Officer's centralized decision-making without independent review, could result in unintended tax liabilities, inheritance disputes, or penalties from the IRS, sparking client litigation, reputational harm, and defections that cascade into broader revenue declines. Market volatility sensitivity means our portfolios are inherently exposed to broad economic fluctuations, interest rate changes, inflation pressures, or sector-specific disruptions, potentially degrading client confidence, triggering redemptions, and reducing AUM over sustained periods, with second-order effects like increased operational costs for rebalancing or client retention efforts straining our finances.

Public Securities Asset Management (Including Concentrated Long-Short Hedge Fund)

Our concentrated long-short hedge fund, which represents a material portion of overall AUM and employs leveraged strategies to target periods of significant outperformance relative to the S&P 500 but does not track or correlate with it, is subject to extreme volatility and non-diversified risks. Concentration and volatility risks arise from holding a limited number of positions, making the fund highly susceptible to idiosyncratic events like company scandals, earnings misses, or sector downturns, which could cause amplified price swings and losses far exceeding those of broader market indices during adverse conditions, leading to client dissatisfaction and redemptions. Short-selling hazards include the potential for unlimited theoretical losses if shorted securities rise in price unexpectedly, short squeezes driven by retail or institutional buying pressure, ongoing borrowing costs that erode returns, dividend payments on borrowed shares, or sudden regulatory restrictions on shorting (e.g., bans during market crises); without lock-up periods, clients could demand immediate liquidity during such events, forcing us to cover positions at unfavorable prices, incurring massive losses, and triggering a chain reaction of further redemptions that deplete AUM.

Leverage amplification through margin borrowing, derivatives, or other financing magnifies both gains and losses; in declining markets or during volatility spikes, this could trigger margin calls from brokers, requiring rapid capital infusions we may not have, leading to forced liquidations at depressed prices, erosion of fund capital, and potential contagion to other client portfolios. Performance sustainability and underperformance risks are acute: unlike passive index-tracking funds, our strategy's non-correlation means periods of material underperformance could persist for months or years due to misjudged market timing, economic shifts, sector rotations, or inaccurate security selections, lagging the S&P 500 significantly and prompting clients to terminate relationships en masse—given the absence of lock-ups—resulting in rapid AUM outflows (e.g., 20-50% reductions), diminished performance and management fees, operational strain from hurried liquidations, and potential insolvency if fixed costs cannot be covered. Market disorder and systemic risks expose the fund to sudden disruptions like flash crashes, geopolitical events (e.g., trade wars or energy crises), retail-driven volatility (e.g., meme stock phenomena), or liquidity evaporations in over-concentrated positions, exacerbating losses and client panic.

Counterparty and credit risks stem from reliance on brokers, prime brokers, or derivatives counterparties; a default or failure during market stress (e.g., a broker insolvency) could prevent trade executions, lead to unrecoverable losses, or force unfavorable settlements, particularly if complicated by international elements in our operations. Interest rate and currency risks could increase borrowing costs for leverage or short positions, or erode returns on international securities, adding to underperformance pressures. Operational risks specific to the fund, such as errors in trade execution, position reconciliation, or performance reporting, could lead to misstated NAVs, client disputes, regulatory penalties, or lawsuits. Redemption risks are heightened: high volumes of outflows during underperformance could force sales in illiquid or distressed markets, depressing prices further and harming remaining clients, creating a vicious cycle of additional redemptions that accelerates AUM collapse and threatens Lumida Wealth's and the Issuer's overall stability.

Private Pooled Investment Vehicles (Private, Venture Capital, Crossover, and/or Alternative Investments)

Illiquidity and lock-up risks are inherent; holdings in private companies may remain inaccessible for extended periods (years or indefinitely) due to long lock-up commitments, lack of secondary markets, or delayed liquidity events, leading to trapped capital, investor frustration, and inability to respond to personal financial needs, potentially causing forced sales at discounts if available at all. Valuation uncertainties are pronounced: our reliance on indirect, third-party data without access to management teams or on-site due diligence heightens the risk of subjective or inflated valuations, resulting in sharp write-downs, disputes over NAVs, or total loss if underlying assumptions prove wrong. Information asymmetry and due diligence limitations—stemming from no direct interactions or proprietary insights— increase exposure to hidden issues like fraud, misrepresentation, intellectual property disputes, or operational failures in portfolio companies, amplifying the unusual risk profile of offering such investments within a small RIA without specialized venture expertise.

Startup failure and exit-related risks are profound: late-stage private companies with aspirations to exit in the near future face extraordinarily high failure rates (often 90% or more in competitive sectors) due to funding shortages, market competition, management missteps, or regulatory hurdles; even if they progress, IPOs and other types of exits could be delayed indefinitely by poor market conditions (e.g., high interest rates suppressing valuations), SEC review delays, or company-specific setbacks like product failures, preventing any liquidity events and leaving investments illiquid. Alternatively, a successful IPO might be followed by a severe stock price crash during the typical 180-day lock-up period—due to market sentiment shifts, insider selling pressure, or post-IPO scrutiny—eroding value before shares can be sold and resulting in substantial losses. If multiple such investments fail simultaneously—e.g., several SPVs experiencing delayed IPOs, post-IPO crashes, dilution from down rounds, or outright company bankruptcies—investors could suffer total or near-total capital losses, leading to widespread dissatisfaction, regulatory complaints, and boycotts of future private SPVs, drastically reducing our revenue from these high-margin vehicles as participation dries up, word-of-mouth damages recruitment efforts, and we lose the ability to compete for deals, potentially cutting this revenue stream by 50% or more and threatening overall profitability or forcing us to shutter the division. Dilution effects from subsequent funding rounds could further erode our stakes without proportional participation rights, compounding losses. Exemption and offering compliance breaches (e.g., failing to adhere to Regulation D requirements for private placements) might classify interests as unregistered securities, inviting rescission rights, penalties, investor suits, and SEC actions that drain resources and halt operations.

Our digital asset strategies, which include institutional-grade portfolios of individual digital assets and innovative yield-generating approaches through decentralized protocols like Uniswap, expose clients, investors, Lumida Wealth, and the Issuer to unique and heightened risks beyond those of traditional investments. These strategies are highly speculative and volatile, and failures could lead to significant client losses, rapid AUM reductions, and broader reputational damage that affects our core wealth management services.

Extreme Volatility and Market Risks

Digital assets like cryptocurrencies are subject to severe price swings driven by factors such as regulatory announcements, market sentiment, technological failures, or global events (e.g., a major exchange hack or government crackdown). This could result in rapid and substantial losses for client portfolios—potentially 50-100% in a short period—leading to client complaints, redemptions without lock-up periods, and a drop in AUM that strains our fee revenue. Second-order effects include difficulty attracting new crypto-native investors, forcing us to subsidize losses or wind down the strategy, which could deplete capital reserves and threaten our going concern status.

Smart Contract and Protocol Vulnerabilities

Reliance on decentralized protocols like Uniswap for yield strategies introduces risks of smart contract exploits, hacks, or code bugs, which could lead to permanent loss of client funds (e.g., through reentrancy attacks or oracle manipulations). Without direct control over these third-party protocols, we may be unable to prevent or recover from such incidents, exposing us to client lawsuits for fiduciary breaches, regulatory penalties from the SEC or CFTC for inadequate risk disclosures, and reputational harm that spills over to our non-crypto services, potentially halving participation in future SPVs or AI app adoption.

Custody and Security Risks

Storing and managing digital assets involves dependencies on third-party wallets, exchanges, or custodians, which are prime targets for cyberattacks, phishing, or insider threats. A breach could result in theft of client holdings, triggering immediate redemptions, class-action litigation, and SEC investigations into our custody practices under the Advisers Act. For retail investors, this means your equity stake could erode if we face uninsurable losses or forced reimbursements, accelerating financial distress and possible bankruptcy where equity holders recover nothing.

Evolving Regulatory and Tax Risks

Digital assets face uncertain and rapidly changing regulations globally (e.g., SEC classifications of tokens as securities, IRS reporting requirements for staking yields, or potential bans in jurisdictions like India affecting our outsourced teams). Non-compliance could lead to strategy shutdowns, retroactive taxes eroding returns, or enforcement actions mandating client refunds, reducing AUM and carried interest. If regulations tighten (e.g., requiring new licenses we lack), we may need to abandon this line, writing off development costs and diluting shareholders through emergency fundraising, rendering investments valueless.

Technology and Intellectual Property Risks

Our non-operational AI software division, primarily developed by engineers in Karachi, Pakistan, aims to provide proprietary tools for investors (including retail users) but introduces substantial risks that could undermine the entire Company. Intellectual property ("IP") protection challenges are acute in Pakistan, a jurisdiction with potentially weaker enforcement mechanisms compared to the U.S., increasing the likelihood of theft, unauthorized leaks, hacking, or reverse-engineering of our algorithms and code by competitors, disgruntled employees, or state actors; such incidents could render our multi-year R&D investments (potentially millions in sunk costs) worthless, allow rivals to replicate or improve upon our tools for free, and erode any competitive advantage before launch, leading to lost revenue opportunities and legal battles over IP rights that drain our limited capital. Development delays—common in early-stage tech due to talent shortages, remote coordination issues, or geopolitical disruptions in Pakistan—could stretch our small management team even further, diverting critical attention from core investment management activities and causing cascading errors, such as delayed client reporting or overlooked compliance checks, that harm client relationships and trigger regulatory scrutiny.

Once operational (without directly contributing to AUM), flawed or biased AI tools might provide inaccurate investment advice, portfolio recommendations, or risk assessments to retail users, exposing us to consumer lawsuits for financial harm, class actions alleging misleading practices, or SEC investigations under emerging AI governance rules (e.g., for lack of transparency in algorithms or failure to mitigate biases), potentially resulting in product bans, mandatory recalls, or fines that bankrupt our small firm. Integration failures with our existing services—such as incompatible AI outputs clashing with hedge fund strategies or wealth management plans—could confuse clients, lead to unsuitable recommendations, and prompt terminations, while high ongoing R&D and maintenance costs (e.g., for data licensing or cloud computing) without immediate revenue could accelerate cash burn rates, exacerbating financial distress and forcing us to abandon the division prematurely, writing off assets and reducing our long-term growth potential. Second-order consequences include reputational damage from a failed launch spilling over to other lines, deterring clients from our investment services, or attracting heightened SEC oversight on our use of technology in advisory roles, further straining resources.

Risks Specific to the Lumida Invest AI Companion App

The launch of the "Lumida Invest" AI companion app on third-party mobile platforms (e.g., Apple App Store, Samsung Galaxy Store) significantly amplifies our technology, compliance, and reputational risks beyond those of our existing, non-operational AI division.

Third-Party Platform Dependence and Distribution Risks

Our ability to distribute the app and reach retail users is entirely dependent on our continued compliance with the terms of service, policies, and technical requirements of third-party mobile platform providers. Any material change in their terms, suspension of our developer account, or decision by the platforms to de-list the application due to competitive concerns, unapproved data use, or user complaints could instantly eliminate our distribution channel, rendering the entire investment in the app worthless and halting all projected revenue.

Data Licensing and IP Infringement Risk

The AI companion app relies on large, continually updated datasets for research and analysis. If the data we use—whether proprietary or sourced from third parties—is found to infringe on intellectual property rights, or if we fail to secure or maintain appropriate, broad-spectrum licenses for its commercial use with a retail audience, we could face catastrophic legal liabilities, including cease-and-desist orders, large statutory damages, and injunctions that force the immediate removal of the app from all platforms and result in substantial financial penalties and legal costs.

Suitability, Misadvice, and Reputational Risks

As an AI investment companion providing research and analysis to retail users, the app is exposed to the risk that users may rely on its outputs as personalized investment advice, even if disclaimers are present. Flawed, inaccurate, or biased outputs from the AI model could lead to substantial financial losses for users. This could result in consumer lawsuits, class-action litigation alleging misleading practices, and intense regulatory scrutiny from the SEC (particularly under emerging AI governance and fiduciary rules). Such events would cause severe, irreversible reputational damage, prompting mass client exodus from our core wealth management and hedge fund services, and potentially leading to a product ban, mandatory recalls, or fines that could bankrupt our small firm.

Cybersecurity and Data Privacy Risks in a Retail Environment

The app's direct interaction with a retail user base and its storage of user interaction data significantly broadens our attack surface for cybersecurity threats. A breach of the app's user data—including sign-up information, usage patterns, or any connected financial data—could violate multiple U.S. and international data privacy regulations (e.g.,

CCPA, GDPR-like foreign laws), resulting in multi-million dollar fines, compulsory notifications that destroy user trust, and operational downtime for remediation. Furthermore, security flaws in the app could be exploited to compromise our internal, more sensitive systems, leading to a loss of client AUM data or trade secrets.

Regulatory Scrutiny of AI Advice

The app's functionality will be under intense scrutiny as regulators like the SEC develop and enforce new rules around the use of AI in advisory and investment research roles. Failure to demonstrate the transparency, explainability, fairness, and robustness of the underlying AI algorithms could lead to regulatory actions, including product prohibition or massive fines, which would render our substantial R&D investment in the app a total loss and permanently impede our ability to use technology in our core services.

The Issuer does not currently hold any registered patents.

Because the firm does not hold patents, competitors may be able to legally replicate the logic or features of the "Lumida Invest" without infringing on the Issuer's IP, potentially rendering the Issuer's R&D investment less valuable.

Operational Risks

Our global and remote structure introduces profound vulnerabilities that could disrupt daily operations, compromise service quality, and amplify other risks, leading to client losses, revenue erosion, or complete business shutdowns. Geopolitical and jurisdictional risks are elevated: our large W-2 team in Karachi, Pakistan, is exposed to political instability, terrorism threats, economic volatility, or power outages that could endanger employees, halt AI development, or interrupt research support; outsourced personnel in Ukraine face the ongoing conflict with Russia (as of December 23, 2025, with potential escalations disrupting infrastructure like electricity, internet, or transportation), leading to service interruptions or data inaccessibility; and teams in India are vulnerable to regional tensions, policy shifts (e.g., changes in outsourcing regulations), or natural disasters. These factors could result in sudden operational halts, employee evacuations, delayed trades or client reports, or capital controls restricting fund transfers, prompting client complaints, terminations, lawsuits for service failures, and revenue loss; currency fluctuations (e.g., depreciation of the Pakistani rupee or Ukrainian hryvnia) or local inflation could inflate staffing costs unexpectedly, squeezing our margins and forcing budget cuts.

Outsourcing and vendor dependencies mean reliance on third-party providers in high-risk areas for research, data analysis, or administrative tasks; failures in these arrangements—due to contract disputes, quality inconsistencies, or vendor bankruptcies—could degrade investment decisions, cause compliance errors, or expose us to liabilities, triggering regulatory actions, client suits, or reputational harm. Remote work challenges, including dispersed U.S. employees and significant time zone differences (e.g., 9-12 hours between the U.S. and Pakistan/India), could lead to miscommunications, reduced team cohesion, productivity losses, or delayed responses to market events, increasing error rates in portfolio management or client advising and heightening risks of fiduciary breaches. Cybersecurity and data privacy threats are amplified by our international data flows and remote access; breaches, ransomware attacks, or unauthorized intrusions could violate U.S. SEC cybersecurity rules or foreign data laws, exposing sensitive client information (e.g., financial records or personal data), resulting in multimillion-dollar fines, lawsuits, client exodus, mandatory notifications that damage trust, and operational downtime for remediation.

Compliance program weaknesses in a distributed, multi-jurisdictional setup—such as insufficient training for international staff or gaps in monitoring remote activities—could enable undetected fraud, insider trading, or policy violations, leading to severe regulatory fallout like SEC investigations or registration suspension. Personnel and talent risks include high turnover or shortages in volatile regions (e.g., due to safety concerns in Ukraine or competitive poaching in India), impairing service delivery, knowledge loss, and recruitment challenges; competitors could lure away key employees with better stability or pay, disrupting continuity and forcing costly rehiring. Third-party service provider oversight failures—for custodians, brokers, data vendors, or AI cloud services—could import errors into valuations, executions, or reports, affecting client outcomes and inviting penalties. Business continuity and disaster recovery plans may prove inadequate for simultaneous events like a pandemic, cyberattack, or natural disaster in multiple locations, causing prolonged outages, client harm, and erosion of trust, with second-order effects like increased insurance denials or inability to meet contractual obligations, accelerating toward business failure.

Logistical Complexity and Operational Strain

Planning and executing professional conferences or events are highly specialized logistical challenges that will disproportionately strain our small management team and limited resources, diverting attention from critical functions like investment analysis, trading, and compliance oversight. The need to manage contracts with venues, vendors, ticketing, and event staff increases operational complexity and the risk of simple errors leading to financial losses or reputational damage.

Inadequate Event Insurance and Financial Liability

General liability and event cancellation insurance policies may be inadequate or prohibitively expensive to cover the specific, high-exposure risks of a financial services firm hosting a public event. Force majeure events (e.g., natural disasters, terrorism, or geopolitical incidents) that necessitate a costly last-minute cancellation may not be fully covered, resulting in a direct financial loss that further depletes Lumida Wealth's and the Issuer's thin capital reserves.

Strain on Personnel and Management Resources

The new app division, while non-operational in an AUM sense, requires significant time and attention from our small management team, particularly the Founder and Chief Executive Officer (who is also CIO). The need to oversee product development, manage platform relationships (Apple/Samsung), handle high-volume retail customer support, and address regulatory inquiries specific to a mass-market product will divert critical attention from compliance, investment oversight, and client servicing in our core wealth management and hedge fund businesses. This operational distraction increases the likelihood of critical errors, regulatory breaches, or underperformance in our core revenue-generating lines, creating a systemic risk to the entire company.

Our model of separating investment committee functions from client service to allow senior leadership focus on high-level strategy and research introduces risks of miscommunication, inefficiencies, and breakdowns in execution, particularly in our complex, multi-line operations.

Team Coordination and Execution Risks

Dividing responsibilities could lead to silos, where investment decisions (e.g., in the hedge fund or SPVs) don't align with client service needs, resulting in mismatched advice, delayed portfolio adjustments, or errors in tax-aware planning. This might cause client losses, terminations, and fiduciary breach claims, reducing AUM and inviting SEC audits that strain our resources further, potentially leading to operational paralysis and value destruction.

Overreliance on Senior Leadership

With senior leaders focused on strategy, client-facing teams (including international staff) may lack timely guidance during market volatility, amplifying risks like unsuitable allocations or missed opportunities. If breakdowns occur, it could erode client trust, accelerate redemptions, and force resource reallocations that undermine our scalable, technology-driven model, threatening solvency.

Governance and Control Risks

The Issuer is entirely controlled by our Founder and Chief Executive Officer, who owns more than 50% of the equity through a family trust, serves as the sole member of the board of directors, and also acts as Chief Investment Officer ("CIO"), concentrating decision-making power in one individual and creating significant key person dependency. If the Founder and Chief Executive Officer becomes unavailable due to death, disability, resignation, illness, legal issues, or burnout from managing our complex operations, the Issuer could face immediate paralysis in strategic decisions, investment oversight, or crisis response, with no formal succession plan in place to ensure smooth transition, potentially leading to operational chaos, client flight, and value destruction. As a retail investor in this offering, you will hold a minority stake with no board representation, no voting rights on major matters (such as mergers, acquisitions, dividend policies, or executive compensation), and no say in day-to-day operations, leaving you entirely exposed to the Founder and Chief Executive Officer's unilateral choices without any ability to influence or veto actions that may prioritize personal interests over the Issuer's long-term health.

Corporate governance deficiencies are evident in the absence of independent directors, oversight committees (e.g., for audit or compensation), or checks and balances typical in more mature firms; this lack of accountability could lead to unchecked decisions, such as risky expansions into unproven areas like AI without sufficient vetting, misallocations of resources (e.g., favoring high-fee SPVs for personal carried interest), or inadequate risk management, violating fiduciary duties to minority shareholders and inviting scrutiny from regulators or lawsuits alleging self-dealing.

Conflicts of interest are inherent and amplified by the structure: the Founder and Chief Executive Officer may prioritize personal or family benefits through the trust (e.g., allocating prime investment opportunities to personal accounts or structuring fees to maximize carried interest), potentially at the expense of company growth or shareholder value, leading to breaches of duty, investor disputes, or SEC investigations that drain resources. Second-order consequences include difficulty attracting institutional investors or partners due to perceived poor governance, further dilution of your stake from emergency equity issuances to fund losses or growth (e.g., reducing your ownership by 30-50% without input), and limited recourse for minority holders beyond costly and uncertain litigation, which our small size may not withstand. Without protective provisions like anti-dilution rights or tag-along clauses common in venture deals, retail investors are particularly vulnerable, with high potential for total loss if governance failures lead to mismanagement or collapse.

Market and Economic Risks

Broad market downturns, such as economic recessions, prolonged inflation spikes, sharp interest rate hikes by the Federal Reserve, or sector-specific corrections (e.g., in tech or finance), could adversely affect all our business lines but disproportionately impact our leveraged hedge fund (amplifying losses through margin calls) and illiquid pre-IPO SPVs (delaying exits or devaluing holdings), leading to amplified AUM erosion, client redemptions, reduced fee revenue, and inability to sustain operations. Geopolitical and macroeconomic influences, including U.S.-China trade tensions, the ongoing Ukraine-Russia conflict (as of December 23, 2025), Middle East instability affecting energy prices, or emerging market volatility in India and Pakistan, could devalue public securities portfolios, restrict international capital flows, disrupt startup funding environments for our SPVs, or hinder AI tool adoption, compounding losses and operational challenges. Currency and inflation exposure from our overseas teams could surge staffing and operational costs (e.g., if the U.S. dollar weakens or local inflation in Pakistan exceeds 20%), pressuring our already thin profitability margins, forcing service cutbacks, fee increases that alienate clients, or unhedged losses that accelerate financial distress. Second-order effects include correlated market risks spilling over, such as a global downturn triggering simultaneous hedge fund underperformance and SPV failures, eroding investor confidence and leading to a firm-wide collapse.

Credit and Counterparty Risks

Counterparty defaults in our hedge fund activities—such as failures by brokers, prime brokers, or derivatives providers to honor obligations during market stress—could cause immediate and unrecoverable losses, especially if enforcement is complicated by international jurisdictions with differing legal standards, leading to frozen assets, forced position closures, and client harm. Issuer credit risks and credit risk of the private companies within their private investment offerings, such as those in SPVs, mean portfolio companies could default on debt obligations, fail to secure follow-on funding, or encounter credit downgrades, resulting in writedowns, total investment losses, investor backlash through complaints or suits, and reputational damage that deters future SPV participation. Second-order consequences include contagion to other lines, such as reduced lender confidence leading to higher borrowing costs for our leverage strategies or restricted access to credit facilities, further straining liquidity and threatening solvency.

Reputational and Litigation Risks

Fraud or misappropriation potential is heightened in our remote and international settings, where insider risks (e.g., unauthorized access by outsourced staff) could enable theft, embezzlement, or data manipulation, destroying client trust, prompting mass withdrawals, regulatory probes, and irreversible reputational harm that makes recovery impossible for a small firm. Investor litigation from losses in high-risk strategies, inadequate disclosures, governance failures, or AI tool malfunctions could drain our limited resources through protracted defense costs, settlements, or adverse judgments, accelerating financial distress and diverting management focus from operations. Regulatory enforcement impacts, such as public SEC actions or FinCEN penalties, could tarnish our brand indelibly, deterring new clients, investors, or partners and exacerbating competitive disadvantages in an industry where trust is paramount. Reputational damage from operational incidents (e.g., data breaches in Ukraine, IP theft in Pakistan, or Founder and Chief Executive Officer controversies) might lead to widespread client flight, negative media coverage, social media backlash, and a feedback loop of declining AUM, valuation collapse, and inability to attract talent or capital, ultimately rendering Lumida Wealth and/or the Issuer unviable and your investment worthless. Second-order effects include cascading legal claims from interconnected risks, such as a single SPV failure sparking multiple suits that overwhelm our defenses.

Reputational Damage from Public Incidents

Hosting public events introduces significant, unmitigated exposure to reputational harm from unforeseen incidents, including:

- Speaker Misconduct: Controversial, misleading, or non-compliant commentary made by a speaker that is then publicly attributed to the firm.
- Operational Failures: Security breaches, technological malfunctions (e.g., live stream failures), or inappropriate handling of attendee data.
- Protests or Disruption: Public demonstrations or media scrutiny related to our high-risk business lines (Hedge Fund, Digital Assets, AI App) or the Founder and Chief Executive Officer's governance, which could be amplified by the live event setting.
- Any such public incident could be immediately amplified via social media, leading to a rapid loss of client trust and AUM in the core investment businesses.

Attendee Litigation and Liability

Lumida Wealth and/or the Issuer, as applicable, assumes liability for the safety and actions of attendees and participants. Claims for personal injury, property damage, or disputes over financial commitments made at the event could result in costly litigation, uninsurable settlements, and a permanent reduction in our operating capital.

While Lumida Wealth and the Issuer are not currently subject to any litigation or threatened litigation, as noted in our business plan, this status could change rapidly due to the high-risk nature of our services. Potential future claims—arising from investment losses, AI advice errors, media content disputes, or regulatory violations—could arise at any time, leading to unexpected legal costs, settlements, or judgments that deplete our limited capital. Retail investors should note that even meritless suits could divert management attention, harm our reputation, and contribute to AUM erosion, increasing the likelihood of financial distress or bankruptcy with no recovery for equity holders.

Our overall complexity enhances suitability risks

We must continually implement and monitor robust controls, policies, and documentation to ensure that investments across our lines (e.g., volatile hedge fund positions, illiquid private assets contained in SPVs, or future AI tool recommendations) align precisely with each client's risk tolerance, financial goals, accreditation status, and liquidity needs; resource constraints or oversight gaps in our small team could lead to mismatches, resulting in client harm, complaints to regulators, enforcement actions, and reputational fallout, with second-order effects like skyrocketing professional liability insurance premiums, loss of key personnel certifications, or inability to attract qualified compliance staff, further compounding our operational vulnerabilities.

Heightened SEC Marketing Rule and Solicitation Risk

The hosting of public events, conferences, and seminars significantly increases the Issuer's and Lumida Wealth's exposure to the SEC Marketing Rule and Cash Solicitation Rule (Rule 206(4)-10). All presentations, materials, and commentary provided at these events could be deemed "advertisements" or "solicitations" subject to strict requirements (e.g., disclosure of material risks, presentation of performance net of fees, use of appropriate benchmarks). The current gap in compliance officer coverage makes it highly probable that marketing materials or speaker commentary will violate these rules, leading to public censure, significant fines, mandatory client restitution, and a regulatory ban on all future marketing activities.

Cash Solicitation Rule Infractions

If the Issuer, Lumida Wealth or any of their respective employees compensate any third party (e.g., speakers, sponsors, or attendees) for client referrals or leads generated from these events without having a compliant written agreement and ensuring appropriate disclosures are provided to clients, we could face a violation of the Cash Solicitation Rule. This could lead to disgorgement of fees, a permanent ban on future solicitation practices, and severe reputational harm. The Issuer's and Lumida Wealth's offer and management of Digital Asset strategies and its plan to develop new ones introduce a new category of complex, highly volatile, and largely unregulated risks that could result in substantial losses for clients and catastrophic liability for the Issuer and Lumida Wealth.

Uncertain Regulatory Classification and Legal Risk

The legal and regulatory status of many digital assets (including cryptocurrencies, utility tokens, and stablecoins) remains highly ambiguous and unsettled in the United States and globally. We operate under the assumption that certain digital assets may be viewed as commodities, while regulatory bodies, particularly the SEC, may retroactively deem them to be unregistered securities. This fundamental uncertainty creates an existential liability risk: if an asset we offer or advise on is determined to be an unregistered security, Lumida Wealth and the Issuer could face severe legal consequences, including:

- Rescission demands (where investors reclaim their principal plus interest), which could bankrupt the firm.
- Massive SEC enforcement actions, fines, and criminal penalties.
- Widespread client and investor lawsuits alleging misrepresentation and violation of securities laws.

Inadequate Risk Disclosure and Suitability Challenges

The Issuer and Lumida Wealth face a high risk of providing insufficient or inadequate disclosures regarding the unique and extreme risks of digital asset investments. These risks include technical failures (e.g., smart contract bugs), immediate, irreversible loss of value, extreme price volatility, and lack of established consumer protections. Our fiduciary duty as an RIA requires us to ensure these speculative investments are suitable for each client, a process complicated by regulatory ambiguity and the asset class's inherently high-risk profile. Failure to implement enhanced due diligence and comprehensive disclosures—especially with a compliance officer gap—will expose us to massive suitability lawsuits and regulatory action.

Operational Security (OpSec) and Private Key Control Risk

Although Lumida Wealth and the Issuer currently do not possess client private keys, any future operational decision to control private keys for a digital asset strategy (e.g., to stake, run nodes, or manage in-house custody) will introduce a critical operational security (OpSec) threat vector. The loss, theft, or misuse of private keys—whether through internal error, employee malfeasance, or sophisticated hacking—would result in the immediate, permanent, and total loss of the underlying client digital assets. Unlike traditional banking or custody, there is no government-backed insurance or FDIC-style protection. The Issuer and/or Lumida Wealth would be liable for the full value of the lost assets, which would certainly exceed our capital reserves and force immediate insolvency.

Market, Liquidity, and Exchange Risk

Digital asset markets are highly volatile, susceptible to market manipulation, and trade 24/7, exposing our strategies to risks outside of traditional market hours. Furthermore, reliance on third-party digital asset exchanges introduces counterparty risk; a failure, insolvency, or regulatory shutdown of a third-party exchange could result in the total and permanent loss of client funds held on that platform, an outcome for which the Issuer and/or Lumida Wealth may be held liable.

Technological and Hard Fork Risk

The underlying technologies of digital assets are constantly evolving. A "hard fork" or upgrade to a blockchain network could render assets held by clients valueless, create tax liabilities, or introduce unanticipated technical complexity that our systems and limited internal engineering staff (already strained by the AI app) are unable to manage, leading to client losses and professional liability exposure.

Here are two final, high-level risk factors that address the synergistic complications of running so many complex and high-risk business lines (Digital Assets, ETF, SPVs, international operations, AI App) with a small, transitioning team. These risks focus on administrative burden, liability protection, and tax complexity.

Tax Compliance and Reporting Complexity Risk

Lumida Wealth's and the Issuer's offering of multiple financial products—including private pooled investment vehicles (SPVs), a concentrated long-short hedge fund, and a soon-to-be-launched ETF—combined with its international operations (Pakistan, Ukraine, India) creates a severely complex and high-risk tax compliance environment. This complexity is exponentially increased by the introduction of Digital Asset strategies, which have uncertain tax treatment (e.g., as property, currency, or securities). The failure to accurately manage complex K-1 reporting for SPVs and the hedge fund, correctly handle international payroll and tax withholding, or properly advise clients on the tax implications of digital asset trading (including wash sale and capital gains rules) could result in:

- Significant fines and penalties from the IRS and foreign tax authorities.

- Costly audits that divert substantial resources from our core business.
- Litigation from clients over tax-related losses or inaccuracies.
- Given our existing financial strain and compliance officer gap, this administrative burden poses a disproportionate and potentially fatal risk.

Inadequate Insurance, Indemnification, and D&O Risk

The combined risk profile—including operating an SEC-registered RIA, sponsoring an ETF, managing a leveraged hedge fund, offering highly speculative Digital Asset strategies, having a non-operational media arm, and being exposed to high-risk geopolitical jurisdictions—renders the Issuer's and Lumida Wealth's business nearly uninsurable or subject to premiums and deductibles that are economically unfeasible. As a result:

- Directors and Officers (D&O) insurance may be unavailable or inadequate to cover liabilities for the Founder and Chief Executive Officer and any directors, particularly for claims related to alleged securities fraud, breach of fiduciary duty, or actions involving digital assets.
- Professional Liability (E&O) insurance will likely contain material exclusions for claims arising from the AI Companion App, the media commentary, or digital asset investment losses, leaving the Issuer's and Lumida Wealth's limited capital reserves directly exposed to the full cost of defending catastrophic consumer lawsuits and regulatory claims.
- The inability to secure or maintain adequate insurance coverage could deter future executives, directors, or institutional partners, accelerating our going concern risk.

Reputational Contagion from Media Activities

The financial commentary we publish, even if accompanied by disclaimers, may be perceived by the public, investors, and regulators as advice or analysis coming from a RIA. If users or investors suffer losses after relying on this commentary, or if the content is misleading, inaccurate, or appears self-serving, it could lead to high-profile consumer lawsuits, class-action litigation, and irreparable brand damage. This reputational contamination would not be limited to the media division but would likely prompt mass client redemptions and partner reluctance in our core wealth management, hedge fund, and private SPV businesses, accelerating AUM decline and financial distress.

Risk of Regulatory Violation During Compliance Personnel Gap

The Issuer and Lumida Wealth are currently operating "in between compliance officers." This creates an immediate and severe operational and regulatory risk. During this period, the Issuer and Lumida Wealth lack continuous, specialized, and dedicated oversight for the complex and evolving rules governing an SEC-registered RIA, a hedge fund, private offerings (Reg D/Crowdfunding), a retail AI app, and media/advertising compliance. Any delay in hiring a qualified replacement, or a period where an interim solution is inadequate, drastically increases the probability of critical compliance errors, failure to meet regulatory filing deadlines, or undetected fraud/conflict of interest. Any violation during this period could be viewed by the SEC as a failure of supervision, leading to harsher penalties, mandatory business restrictions, and the near-certain revocation of our RIA license, which would force an immediate cessation of all core investment activities.

Amplified Key Person Risk and Lack of Succession Planning

The Issuer is entirely controlled by the Founder and Chief Executive Officer. The addition of the Lumida Invest App and the Media Company Operations places an unsustainable burden on this single individual, requiring them to simultaneously act as CEO, CIO, chief compliance strategist (in the absence of a dedicated CCO), product manager for the app, and content oversight for the media operation. This extreme concentration of duties increases the risk of burnout, critical oversight errors, and systemic failure if the Founder and Chief Executive Officer becomes unavailable. The lack of a formal succession plan for these multiple, critical roles guarantees immediate paralysis across all business lines, leading to client flight, operational collapse, and value destruction.

Cross-Business Contamination and Reputational Cascade

The unusual integration of four distinct and high-risk business lines (Wealth Management, Hedge Fund, Private SPVs, AI App, and Media Commentary) amplifies the risk of failure in one segment leading to a total collapse of the others. For example:

- A class-action lawsuit from a retail user of the AI App for flawed advice, or an SEC public enforcement action over a non-compliant sponsored ad, would cause severe and irreparable reputational damage.
- This damage would immediately prompt widespread client redemptions in the more stable Wealth Management division and cause investors to boycott future Private SPVs, leading to a sudden and catastrophic decline in AUM and fee revenue.
- The loss of revenue would then force an immediate shutdown of the unproven AI and Media divisions, but the reputational damage would already have fatally compromised the core investment business. This creates a "domino effect" where the entire firm's viability is only as strong as its weakest, most exposed, and least-regulated segment.

Dependency on third-party social media platforms (e.g., X, LinkedIn, Meta YouTube): A change in platform algorithms, a shadow-ban, or the suspension of the founder's or firm's social media accounts could effectively sever the primary client acquisition channel, impacting growth.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) two and one half (2.5%) of any amounts raised in the Offering up to

$2,500,000.00 and (2) five percent (5%) of any amounts raised in the Offering exceeding $2,500,000.01 but not exceeding $5,000,000.00 or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will grant the Chief Executive Officer of the Issuer an irrevocable proxy with broad power and authority to vote their shares and execute consents on their behalf.

In connection with investing in this Offering, each Investor will irrevocably appoint the Chief Executive Officer of the Issuer, as such Investor's sole and exclusive proxy, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities that are owned or may be owned by such Investor, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the Investor and any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The Chief Executive Officer will be authorized and empowered to act as the Investor's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Issuer, including any postponement, recess or adjournment thereof, or in any other circumstance, however called (each a "**Meeting**"), and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Issuer for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Each Investor will further revoke any and all prior proxies given by such Investor with respect to the Securities or the Proxy Shares. The proxy will be coupled with an interest and be irrevocable until, and each Investor will agree not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date such Investor's subscription agreement is accepted by the Issuer, upon which date the proxy will terminate, but until such date, it will remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities to the Custodian. Thus, by participating in the Offering, Investors will grant broad discretion to the Chief Executive Officer of the Issuer to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless the Investor is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities and grant broad authority to the Chief Executive Officer to take certain actions on behalf of the investor. Currently, Ram Ahluwalia, our Chief Executive Officer, will have the authority with the irrevocable proxy to direct the vote and vote the Securities at his discretion on all matters to be voted upon by stockholders, including with respect of any action by written consent. As a result, Mr. Ahluwalia may be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our Charter and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Mr. Ahluwalia may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Proxy, who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Proxy's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Issuer reserves the right to conduct secondary purchases at differing prices.

The Issuer may, at its sole discretion, purchase secondary common stock, preferred stock, or convertible notes from existing holders. These purchases may be executed at prices that are significantly higher or lower than the price offered to Investors in this Offering, potentially creating unequal liquidity opportunities.

Going concern risk.

Our auditors have included an explanatory paragraph in their report on our financial statements expressing substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming we will continue as a going concern. We have incurred recurring losses from operations, have limited capital reserves, and may require substantial additional funding. There can be no assurance that we will be able to obtain financing on acceptable terms or at all. If we are unable to raise additional capital, we may be forced to curtail or cease operations.

Significant voting control is held by a single trust.

The Asmaa Ahluwalia 2022 Dynasty Trust holds 70.966% of the voting power of the Issuer's outstanding capital stock. As a result, such stockholder has the ability to influence the management and affairs and control the outcome of matters requiring stockholder approval, including the election of directors, significant corporate transactions, and any sale, merger, consolidation, or sale of all or substantially all of the Issuer's assets. The Asmaa Ahluwalia 2022 Dynasty Trust will continue to exercise significant voting control after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control. In addition, this concentration of ownership might adversely affect the Issuer by: (1) delaying, deferring or preventing a change of control of the

Issuer; (2) impeding a merger, consolidation, takeover or other business combination involving the Issuer; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Issuer.

The Subscription Agreement contains a non-disparagement covenant, mandatory repurchase provision, and takedown obligation that restrict Investor speech and could result in the forced sale of an Investor's Securities at below fair market value, including immediately prior to a liquidity event.

Each Investor agrees to a broad, indefinite non-disparagement covenant prohibiting any public statement, including through social media, podcasts, forums, or any anonymous or pseudonymous account, that is intended to, or could reasonably be expected to, damage the reputation, goodwill, or business interests of the Company or its directors, officers, employees, or business prospects. Upon receipt of a takedown notice from the Company, the Investor must remove the identified statement within 48 hours or the Company's repurchase right automatically becomes exercisable.

If the Company's Board of Directors reasonably determines that a breach has occurred, the Company may repurchase all of the Investor's Securities at a price per share equal to the lesser of the original purchase price (without interest) and the fair market value as determined by the Board. The repurchase right has no expiration and may be exercised at any time, including immediately prior to or during the pendency of an IPO, merger, acquisition, or other Exit Transaction. Because the Repurchase Price is determined before the consummation of any such transaction and is capped at the original purchase price, the Company could effectively remove an Investor from the cap table before closing, depriving such Investor of any merger consideration, IPO proceeds, or other liquidity that would otherwise be payable in respect of the Securities. The Subscription Agreement does not require the Company to defer its repurchase right during the pendency of an Exit Transaction or to pay the Investor the Exit Transaction consideration in lieu of the Repurchase Price.

The Board currently consists solely of the Company's Chief Executive Officer, and the determination of breach is not subject to independent review. The Company could interpret the covenant broadly to encompass legitimate criticism or unfavorable commentary. While the covenant preserves the Investor's right to respond to legal process and to communicate with the SEC or state securities regulators, it could have a chilling effect on candid investor discourse. This covenant survives indefinitely and binds all transferees. Prospective Investors should carefully consider whether these restrictions are acceptable before making an investment commitment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Lumida, Inc. ("the **Issuer**") is a digital-first wealth advisor designed to provide clients with access to financial services similar to those utilized by institutional investors, including investment opportunities in public markets, private markets, and alternative assets. The Issuer's mission is to modernize wealth management by combining investment advisory and estate planning services with community, insights, and alternative investments, all offered through a technology-focused platform.

The Issuer operates through its wholly owned subsidiary, Lumida Wealth Management, LLC, a Delaware limited liability company and SEC-registered investment adviser. The firm is characterized by its "non-consensus" investment framework, which seeks to provide differentiated market insights for modern investors.

The Issuer aims to address gaps in the traditional wealth management industry by implementing a scalable, technology-driven business model. The core components of the Issuer's business plan include:

- **Technology Integration**: The Issuer is developing proprietary tools, such as the Lumida Invest super app which includes the "Lumida Copilot" and "AI Avatars," intended to provide personalized investment research and automated client service.

- **Digital Client Acquisition:** The Issuer primarily attracts new clients through organic social media engagement, newsletters, and digital content rather than traditional physical branch networks.

- **Alternative Investments**: Beyond a traditional 60/40 stock and bond portfolio, the Issuer develops and offers in-house actively managed liquid strategies and venture capital investments, seeking to enhance clients' risk adjusted returns.

- **Product Offering Expansion:** While currently serving high-net-worth individuals and family offices, the Issuer is set to launch an actively managed ETF in 2026 to help scale Lumida's proprietary strategies to a broader market. The Issuer is in talks with FDIC insured banks to offer banking services such as non-traditional mortgages and Bitcoin-backed loans.

- **Efficiency through Specialization:** The Issuer utilizes a model that separates investment committee functions from client service, intended to allow senior leadership to focus on high-level strategy and research.

Product/Service*	Description	Target Market
Fiduciary Wealth Management	Discretionary and non-discretionary advisory services including "tax-aware" portfolio construction, cash flow analysis, and debt/charitable planning.	Individuals with $10M–$100M in assets, including tech and finance founders and executives.
Family Office Services	A multi-dimensional service including ongoing financial planning, coordination with estate/tax professionals, and frequent advisor consultations.	High-net-worth families and entrepreneurs with $50M-$10B in assets that require holistic financial oversight.
Lumida Invest Super App	A unified research workspace (Lumida Copilot) providing AI-driven summaries of filings, transcripts, and market signals.	Mass affluent investors and individual community members.
Lumida Ventures (Private Markets)	Exclusive access to curated, early-stage venture investments. Past deals include CoreWeave, Canva, and Kraken.	Accredited and qualified investors meeting specific local regulatory criteria.

Actively Managed Equity Strategies	Proprietary and discretionary actively managed strategies that seek to outperform the S&P index, managed in-house by the Issuer's portfolio management team.	Made available to Lumida Wealth clients.
Managed ETF (Planned 2026)	An actively managed exchange-traded fund utilizing a quantamental framework to blend fundamental analysis with quantitative factor modeling.	Individual investors seeking tax-efficient, thematic exposure e.g. AI, energy, defense, longevity.
Banking (Planned)	Differentiated banking services for underserved niches such as non-traditional mortgages and bitcoin-backed loans at highly competitive rates.	Crypto-native individuals and institutions that are unable to access basic banking services at reasonable rates.
Educational Media & Content	Insightful digital market intelligence through the *Lumida Ledger* newsletter, the *Non-Consensus* podcast, and *Lumida News*.	The global investor community and financial institutions.
Community & Events	Highly curated in-person events for clients to meet, share best practices, and build relationships.	High-net-worth families and entrepreneurs.

*The products and services are offered through the Issuer's subsidiary, Lumida Wealth.

Customer Base

The Issuer's current customer base includes high-net-worth individuals, ultra-high-net-worth individuals, entrepreneurs, and exited founders, many of whom hold significant positions in digital assets. Future growth will come from these segments as well as the "mass affluent" market through the introduction of the Lumida Invest app and lower-minimum investment products like the planned ETF.

Competition

The Issuer competes in the wealth management and fintech sectors. Primary competitors include traditional private banks and broker-dealers, retail-focused trading applications, and thematic asset management firms.

Intellectual Property

The Issuer relies on proprietary software code for its digital platform, including the Lumida Invest app. The Issuer does not currently hold any registered patents or trademarks.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS[2]

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20.00%	$14,999.66	3.75%[3]	$187,499.88
Marketing spend	35.50%	$26,624.39	40.00%	$1,999,998.72
ETF Launch	13.50%	$10,124.77	10.00%	$499,999.69
Lumida Invest	25.50%	$19,124.57	30.00%	$1,499,999.05
SG&A	5.50%	$4,124.91	16.25%	$812,499.48
Total	**100%**	**$74,998.30**	**100%**	**$4,999,996.82**

The Issuer intends to use the proceeds from this Offering in accordance with its business plan and anticipated liquidity needs; however, the Issuer will have broad discretion in the application of the proceeds, and Investors will be relying on the judgment of management with respect to the use of such proceeds. The actual allocation of proceeds may vary significantly from the estimates set forth above depending on a number of factors, including changes in economic conditions, market demand, operating results, regulatory developments, competitive dynamics, and the Issuer's cash requirements at the time proceeds are received. The Issuer may determine that it is in its best interests to reallocate proceeds among the categories described below (and set forth in the above table), to defer or accelerate expenditures, or to use proceeds for purposes other than those currently contemplated. There can be no assurance that the use of proceeds will result in increased revenues, profitability, or the successful execution of the Issuer's business plan.

Marketing Spend: A portion of the proceeds is expected to be used for general marketing and promotional purposes to support the Issuer's business growth and operations. Such expenditures may include advertising, branding, promotional initiatives, and related marketing activities, as well as associated personnel, service providers, and tools. The timing and allocation of these funds will depend on the Issuer's strategic priorities, market conditions, and ongoing evaluation of business needs.

ETF Launch: A portion of the proceeds is expected to be used to support Lumida Wealth's operations. Such expenditures may include costs associated with regulatory compliance, registration and filing fees, listing expenses, service provider fees (including fund administration, custody, legal, audit, and distribution), index licensing (if applicable), marketing and promotional activities, seed capital contributions, and other organizational and operating expenses related to the establishment and launch of an ETF.

Lumida Invest: A portion of the proceeds is expected to be used for the launch of the "Lumida Invest" AI companion app on third-party mobile platforms (e.g., Apple App Store, Samsung Galaxy Store) which will significantly amplify our technology, compliance, and reputational risks beyond those of our existing, non-operational AI division. Such expenditures may include software development and engineering, data acquisition and licensing, cloud infrastructure and computing costs, product design and testing, regulatory and compliance matters (as applicable), marketing and promotional activities, personnel and contractor expenses, and other general operating costs associated with bringing the application to market.

SG&A: A portion of the proceeds is expected to be used for selling, general, and administrative expenses in support of our ongoing operations and growth. Such expenditures may include compensation and benefits for executive, administrative, finance, legal, compliance, and support personnel; professional service fees (including legal, accounting, audit, tax, and consulting); insurance; office and administrative expenses; information technology systems; and other corporate overhead costs.

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[2] Amounts are rounded to the nearest hundredth decimal place.

[3] The 3.75% allocated for the Intermediary fee if the Maximum Offering Amount is raised represents a blended rate based on (1) two and one half (2.5%) of any amounts raised in the Offering up to $2,500,000.00 and (2) five percent (5%) of any amounts raised in the Offering exceeding $2,500,000.01 but not exceeding $5,000,000.00.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ram Ahluwalia	Founder, CEO, President, Secretary, Treasurer, Director	Founder, CEO, President, Secretary, Treasurer, Director at the Issuer (Inception – Present); Ram uses his expertise to identify long-term secular trends and build portfolios that navigate the market cycles. This ensures our discerning UHNW clients achieve their wealth creation and preservation goals.	BA, Columbia University (2001)
			CFA Charter Holder
		At Lumida, Ram and his team focus on getting their clients' time back. They achieve this by managing their finances and growing their legacy. They go beyond the traditional 60/40 model, seeking the best investments across assets at a reasonable price for each client.	
		Ram Ahluwalia, CFA, leads investments at Lumida.	
		Executive Head of Digital Assets at Cross River (leading digital infrastructure bank) (January 2021 – April 2022); Ram led Cross River Bank's digital assets division.	
		Ram went on to build asset management firm Winged Foot Capital and a data/risk analytics company PeerIQ, which was acquired by Cross River Bank, an a16z portfolio company in 2021.	

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 25,540,000 shares of common stock of which 12,991,666 are issued and outstanding, par value $0.00005 per share (the "**Common Stock**") and 2,903,262 shares of preferred stock of which 2,903,255 are issued and outstanding, par value $0.00005 per share (the "**Preferred Stock**"), all of which are designated as "Series Seed Preferred Stock".

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,991,666
Par Value Per Share	$0.00005
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	2,903,255
Par Value Per Share	$0.00005
Voting Rights	Each holder of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

Anti-Dilution Rights	All capitalized terms not otherwise defined herein shall have the respective meanings given in the Issuer's Charter. 4.4.4 _Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock._ In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A+ B) +(A+ C).$$ For purposes of the foregoing formula, the following definitions shall apply: "CP2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; CP1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2022 Stock Plan
Amount Issued / Amount Authorized	125,000 / 2,322,585
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.

Type	Convertible Note
Face Value	$837,500
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	Capitalized terms used but not defined herein shall have the meanings ascribed to them in that certain Note dated February 14, 2025 ("**Note**") and Note Purchase Agreement dated February 14, 2025 ("**Note Purchase Agreement**"). Interest: 3.30% per annum Maturity Date: February 13, 2027 **Automatic Conversion**: In the event the Issuer consummates, prior to the Maturity Date, an equity financing pursuant to which it sells shares of a series of Preferred Stock with an aggregate sales price of not less than \$1,000,000, excluding any and all notes which are converted into Preferred Stock (including the Note and the other Notes issued under the Note Purchase Agreement), and with the principal purpose of raising capital (a "**Qualified Equity Financing**"), then: (1) in the event that the Issuer's pre-money valuation in the Qualified Equity Financing is less than \$40,000,000 (the "**Target Valuation**"), the outstanding principal amount of and all accrued interest under the Note (the "**Principal Balance**") shall automatically convert into a number of shares of the Preferred Stock equal to the quotient obtained by dividing (x) the Principal Balance by (y) 80% of the per share price of the Preferred Stock, rounded down to the nearest whole share (the "**Discount Price**"); or (2) in the event that the Issuer's pre-money valuation in the Qualified Equity Financing exceeds the Target Valuation, the Principal Balance shall automatically convert into a number of shares of capital stock (the "**Total Number of Shares**") equal to the Principal Balance divided by the Maximum Conversion Price (as defined below), rounded down to the nearest whole share. The "**Maximum Conversion Price**" is equal to (x) the Target Valuation divided by (y) the Fully Diluted Capitalization of the Issuer as of immediately prior to the initial closing of the Qualified Equity Financing (including the shares reserved or authorized for issuance under the Issuer's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Equity Financing, but excluding all notes which are converted into capital stock in connection with the Qualified Equity Financing (including the Note and the other Notes issued under the Note Purchase Agreement)). The Total Number of Shares shall consist of (i) that number of shares of Preferred Stock (the "**Number of Shares of Preferred Stock**") equal to (a) the Principal Balance divided by (b) the Discount Price, rounded down to the nearest whole share and (ii) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Shares of Preferred Stock. Notwithstanding the foregoing, if the number of shares of Preferred Stock issuable pursuant to subsection (1) above would exceed the Total Number of Shares issuable pursuant to this

subsection (2), the Principal Balance shall be converted pursuant to subsection (1).

Maturity Date Conversion: In the event that the Note has not converted prior to the Maturity Date, then on the Maturity Date the Principal Balance shall automatically convert into that number of shares of Common Stock as is determined by dividing the Principal Balance by the per share price obtained by dividing (x) the Target Valuation by (y) the Fully Diluted Capitalization of the Issuer as of immediately prior to the Maturity Date (excluding all notes which are converted into capital stock on the Maturity Date (including the Note and the other Notes issued under the Note Purchase Agreement)).

Optional Conversion:

(i) If, prior to the earlier of (A) a Change of Control or (B) the Maturity Date, the Issuer sells shares of preferred stock in an equity financing that does not constitute a Qualified Financing (such shares of preferred stock, the "**Nonqualified Equity Securities**"), then all or a portion of the Principal Balance shall be convertible at the option of the Investor into that number of fully paid and nonassessable shares of Nonqualified Equity Securities determined by dividing such amount of the Principal Balance by the per share purchase price of the Nonqualified Equity Securities, rounded down to the nearest whole share.

(ii) If a Change of Control or an Initial Public Offering occurs prior to a Qualified Equity Financing (and provided the Note has not been converted into shares of Nonqualified Equity Securities), then Investor has the right, at Investor's option, to convert the Principal Balance (calculated as of immediately prior to such Change of Control or Initial Public Offering) into fully paid and nonassessable shares of Common Stock at a price per share equal to the lesser of (A) the fair market value of the Common Stock at the time of such conversion as determined by the Issuer's Board of Directors in good faith or (B) the quotient obtained by dividing (x) the Target Valuation by (y) the Fully Diluted Capitalization of the Issuer as of immediately prior to the Change of Control or Initial Public Offering, as applicable (including, except in the case of a Change of Control, the shares reserved or authorized for issuance under the Issuer's equity incentive plan, if applicable, but excluding all notes which are converted into capital stock in connection with the Change of Control or Initial Public Offering, as applicable (including the Note and the other Notes issued under the Note Purchase Agreement)); provided, however, that in the event of a Change of Control, in lieu of converting the Note to Common Stock, the Investor may elect to accelerate the Maturity Date of the Note such that all unpaid principal and all accrued interest under the Note shall be due and payable as of the date of the Change of Control.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Convertible Note will automatically convert into shares of Common Stock at maturity on the Maturity Date (or earlier upon a Qualified Equity Financing or other conversion event), which will dilute the ownership percentage of holders of the Securities issued in this Offering, and the Issuer may issue additional convertible notes or other securities in the future that would further dilute the Securities.

Outstanding Debt

As of the date of this Form C, the Issuer has zero debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Asmaa Ahluwalia 2022 Dynasty Trust	11,280,000 shares of Common Stock	70.966%
Lumida 2024-C SPV LLC	1,111,666 shares of Common Stock; 2,322,610 shares of Series Seed Preferred Stock	21.606%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of March 31, 2026, the Issuer had an average aggregate of $2,188,971.74 in cash and cash equivalents, leaving the Issuer with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	Issued in connection with a stock transfer; Price paid per share of $0.0225	1,111,666	N/A	November 29, 2024	Section 4(a)(2)
Series Seed Preferred Stock	Issued in connection with a stock transfer; Price paid per share of $0.2314	2,322,610	N/A	November 19, 2024	Section 4(a)(2)
Convertible Note	$837,500	1 Note	General Corporate Purposes	February 14, 2025	Section 4(a)(2)
ISOs*	N/A	125,000	N/A	December 20, 2024 - December 31, 2025	Rule 701

*Subject to certain vesting schedules as further set forth in each award.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- As of December 31, 2024, and December 31, 2023, receivables from the Issuer's Chief Executive Officer amounted to $7,808.
- On July 22, 2022, the Issuer and Ram Ahluwalia entered into that certain Stock Purchase Agreement, pursuant to which Ram Ahluwalia purchased 5,940,000 shares of Common Stock for an aggregate total purchase price of $594.00.
- On February 14, 2025, Lumida 2024-C SPV LLC ("**2024 SPV**") purchased a convertible note from the Issuer for a principal amount of $837,500. The Chief Executive Officer of the Issuer is the Manager of Lumida 2024-C SPV LLC.
- In November 2024, the 2024 SPV entered into certain transactions, pursuant to which it acquired (i) 1,111,666 shares of the Issuer's Common Stock at a price per share of $0.0225 and (ii) 2,322,610 shares of the Issuer's Series Seed Preferred Stock at price per share of $0.2314.

- The Chief Executive Officer of the Issuer, through affiliated entities, collectively holds 12,391,666 shares of Common Stock and 2,322,610 shares of Series Seed Preferred Stock, representing 92.572% of the voting power of the Issuer's outstanding capital stock.
- Throughout 2024, the Issuer engaged in transactions with SPVs, which are considered a related party due to common ownership. As of December 31, 2024, the outstanding balance of this receivable was $16,270.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.lumidawealth.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.



Lumida, Inc.

By:

DocuSigned by:
Ram Ahluwalia
623C6592B034457...

/s/ Ram Ahluwalia
(Signature)

Ram Ahluwalia
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Ram Ahluwalia
623C6592B034457...

/s/ Ram Ahluwalia
(Signature)

Ram Ahluwalia
(Name)

Director
(Title)

April 9, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

LUMIDA, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Lumida, Inc.
New York, New York

Opinion

We have audited the accompanying consolidated financial statements of Lumida, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2024, and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and 2023, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 3, 2025
Los Angeles, California

Lumida, Inc.
Consolidated Balance Sheets
As of December 31, 2024 and 2023

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash	$	406,566	$	558,305
Due From Related Party		24,078		7,808
Other Current Assets		16,043		64,185
Total current assets		**446,687**		**630,298**
Intangible Assets, net		11,500		-
Property and Equipment, net		56		728
Total assets	$	**458,243**	$	**631,026**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	59,983	$	12,120
Credit Cards		29,008		30,825
Other Current Liabilities		-		3,197
Total current liabilities		**88,991**		**46,142**
Total liabilities	$	**88,991**	$	**46,142**
STOCKHOLDERS' EQUITY				
Preferred Stock, $0.00005 par, 2,903,262 shares authorized 2,903,255 shares issued and outstanding as of December 31, 2024 and 2023		145		145
Common Stock, $0.00005 par, 25,540,000 shares authorized, 12,991,666 and 14,780,000 shares issued and outstanding as of December 31, 2024 and 2023		650		739
Subscription Receivable		(650)		(739)
Additional Paid in Capital (APIC)		2,704,360		2,429,360
Accumulated Deficit		(2,335,253)		(1,844,621)
Total stockholders' equity		**369,252**		**584,884**
Total liabilities and stockholders' equity	$	**458,243**	$	**631,026**

See accompanying notes to financial statements.

LUMIDA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net revenue	$	494,246	$	165,481
Cost of revenue		320,174		224,995
Gross profit		174,072		(59,514)
Operating expenses				
General and administrative		439,940		554,830
Professional services		147,287		225,286
Sales and marketing		89,059		157,064
Total operating expenses		676,286		937,180
Operating loss		(502,214)		(996,694)
Interest expense		-		-
Other income		11,582		22,579
Loss before provision for income taxes		(490,632)		(974,115)
Benefit/(Provision) for income taxes		-		-
Net Loss	$	**(490,632)**	$	**(974,115)**

See accompanying notes to financial statements.

LUMIDA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Preferred Stock		Common Stock		Additional Paid	Subscription		Total Shareholders'
(USD $ in Dollars, except per share data)	**Shares**	**Amount**	**Shares**	**Amount**	**in Capital**	**Receivable**	**Accumulated Deficit**	**Equity**
Balance—December 31, 2022	2,903,255	$ 145	17,200,000	$ 860	$ 2,429,360	$ (860)	$ (870,506)	**1,558,999**
Share cancellation	-	-	(2,420,000)	(121)	-	121	-	**-**
Net loss	-	-	-	-	-	-	(974,115)	**(974,115)**
Balance—December 31, 2023	2,903,255	$ 145	14,780,000	$ 739	$ 2,429,360	$ (739)	$ (1,844,621)	**584,884**
Share cancellation	-	-	(1,788,334)	(89)	-	89	-	**-**
Equity raise	-	-	-	-	275,000	-	-	**275,000**
Net loss	-	-	-	-	-	-	(490,632)	**(490,632)**
Balance—December 31, 2024	**2,903,255**	**$ 145**	**12,991,666**	**$ 650**	**$ 2,704,360**	**$ (650)**	**$ (2,335,253)**	**$ 369,252**

See accompanying notes to financial statements.

LUMIDA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31, (USD $ in Dollars)		2024		2023
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(490,632)	$	(974,115)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		6,422		672
Changes in operating assets and liabilities:				
Due from related party		(16,270)		(7,808)
Other current assets		48,142		(14,208)
Account payables		47,863		2,866
Credit Cards		(1,817)		30,641
Other current liabilities		(3,197)		(24,008)
Net cash provided/(used) by operating activities		**(409,489)**		**(985,960)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(17,250)		-
Net cash used in investing activities		**(17,250)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Equity Raise		275,000		-
Net cash provided/(used) by financing activities		**275,000**		**-**
Change in cash		(151,739)		(985,960)
Cash—beginning of year		558,305		1,544,265
Cash—end of year	$	**406,566**	$	**558,305**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Taxes	$	-	$	-
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Lumida, Inc. was incorporated on July 15, 2022, in the state of Delaware. The consolidated financial statements of Lumida, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The Company has a wholly owned subsidiary Lumida Wealth Management, LLC and Lumida 2023-B SPV GP, LLC and it is the operating entity of the Company. The Company is a digitally native, independent investment advisor specializing in alternative investments and digital assets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks and cash on hand. As of December 31, 2024, the Company's cash exceeded FDIC-insured limits by $156,566 while as of December 31, 2023, the Company's cash exceeded FDIC-insured limits by $308,305.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, there was no allowance for expected credit loss.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	3-5 years

Intangible assets

Intangible assets with finite lives, such as patents and software are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Equity Issuance Costs

The Company accounts for costs directly attributable to the issuance of equity instruments, such as legal, accounting, underwriting, and filing fees, as a deduction from the proceeds of the related equity issuance. In accordance with U.S.

GAAP, these costs are recorded as a reduction of Additional Paid-in Capital ("APIC") within stockholders' equity, rather than being recognized as an expense in the statement of operations.

Variable Interest Entities (VIE)

The Company evaluates its involvement with entities in accordance with the consolidation guidance in ASC 810, Consolidation. An entity is considered a variable interest entity (VIE) if it lacks sufficient equity at risk, the equity holders do not have the characteristics of a controlling financial interest, or the entity is structured such that voting rights are not the dominant factor in determining control.

The Company is required to consolidate a VIE if it has a controlling financial interest in the VIE. A controlling financial interest exists when the Company has both:

1. The power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and
2. The obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

In making this assessment, the Company considers contractual arrangements, decision-making rights, and other variable interests. The determination of whether the Company is the primary beneficiary of a VIE requires significant judgment.

If the Company is determined to be the primary beneficiary of a VIE, the assets, liabilities, results of operations, and cash flows of the VIE are consolidated into the Company's financial statements. If the Company is not the primary beneficiary, but has a variable interest in VIE, it accounts for its interest in accordance with applicable GAAP (e.g., equity method, cost method, or fair value).

The Company reassesses its conclusions regarding VIE consolidation on an ongoing basis whenever reconsideration events occur (such as changes in contractual arrangements, changes in equity interests, or other events that impact the Company's involvement with the VIE).

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenues from investment consulting specializing in alternative investments and digital assets.

Cost of Services

Costs of services include all direct business expenses related to providing investment consulting services.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Statement of Operations Presentation

The Company presents its consolidated statements of operations in accordance with U.S. GAAP. Revenues are presented net of discounts and allowances. Operating expenses consist primarily of general and administrative costs, professional services, and sales and marketing expenditures. Professional services include external consultants, contractors, and legal fees. Other income primarily consists of non-operating income items not directly related to the Company's core operations. No provision for income taxes has been recorded for the years ended December 31, 2024, and 2023 due to net operating losses and the existence of a full valuation allowance against deferred tax assets.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $89,059 and $157,064, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 3, 2025, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Prepayments	7,067	34,172
Accrued Revenue	-	21,036
Deposits	8,976	8,976
Total Other Current Assets	$ 16,043	$ 64,185

Credit card liabilities refer to short-term liabilities towards the bank due to credit card usage while the other current liabilities refer to accrued expenses.

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Computer equipment	$ 2,016	$ 2,016
Property and Equipment, at Cost	**2,016**	**2,016**
Accumulated depreciation	(1,960)	(1,288)
Property and Equipment, Net	$ 56	$ 728

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $672.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Year Ended December 31,	2024	2023
Software	$ 17,250	$ -
Intangible Assets, at Cost	**17,250**	**-**
Accumulated amortization	(5,750)	-
Intangible Assets, Net	$ 11,500	$ -

Amortization expenses for the years ended December 31, 2024, and 2023 were $5,750 and $0, respectively.

6. VARIABLE INTEREST ENTITIES (VIE)

The Company consolidates VIEs for which it has both (i) the power to direct the activities that most significantly affect the VIE's economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant.

As of December 31, 2024, the Company consolidates Lumida 2023-B SPV GP, LLC, as it is deemed the primary beneficiary through its role as managing member under the governing agreements. The consolidated VIE's assets and liabilities included in the consolidated balance sheet were as follows:

As of December 31,	2024
Cash	$ 275,000
Liabilites	$ -

The Company's creditors do not have recourse to the assets of the consolidated VIE, and the creditors of the consolidated VIE do not have recourse to the Company's general assets.

The Company also holds a variable interest in Lumida 2023-B SPV, LP but concluded it is not the primary beneficiary, as it does not have the power to direct the activities that most significantly affect the entity's economic performance. Accordingly, the Company does not consolidate this entity. No financial support has been provided to this non-consolidated VIE beyond the Company's initial investment, and the Company has no obligations to provide additional support.

7. STOCKHOLDERS' EQUITY

As of December 31, 2024, and 2023, the Company had 25,540,000 authorized shares of common stock with $0.00005 par value per share, of which 12,991,666 and 14,780,000 shares were issued and outstanding, respectively. The Company also had 2,903,262 authorized shares of preferred stock with $0.00005 par value per share, of which 2,903,255 shares were issued and outstanding as of both December 31, 2024, and 2023. The preferred stock has the same voting rights as common stock, but does not carry dividend, liquidation, or conversion preferences unless otherwise disclosed.

Subscription receivable balances represent amounts due from investors for issued shares and are presented as a contra-equity item in accordance with U.S. GAAP. Equity issuance costs of $48,730 have been recorded as a reduction of Additional Paid-In Capital (APIC).

During the years ended December 31, 2023, and 2024, the Company canceled 2,420,000 and 1,788,334 common shares, respectively, which were related to forfeited founder shares. These transactions were recorded as reductions to common stock and additional paid-in capital.

8. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,322,585 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. As of December 31, 2024, and 2023, no stock options have been granted.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (138,604)	$ (275,187)
Valuation Allowance	138,604	275,187
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (659,709)	$ (521,105)
Valuation Allowance	659,709	521,105
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax assets to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $2,335,253. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

As of both December 31, 2024, and December 31, 2023, receivables from the Company's CEO amounted to $7,808.

Throughout 2024 the Company engaged in transactions with SPVs, which are considered a related party due to common ownership. As of December 31, 2024, the outstanding balance of this receivable was $16,270.

11. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business the Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $242 and $41,193 as of December 31, 2024, and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $490,632 an accumulated deficit of $2,335,253, an operating cash outflow of $409,489 and liquid assets in cash of $406,556. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through October 3, 2025, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Form of Security

LUMIDA, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
Lumida, Inc.
1200 Preakness Avenue
2nd Floor, Suite B1200
Wayne, NJ 07470

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Lumida, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 1,240,694 shares of its Common Stock, $0.00005 par value per share ("**Securities**") at a price of $4.03 per share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $74,998.30 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,996.82 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the

Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: the greater of (A) the amount determined pursuant to the following schedule: (1) two and one half (2.5%) of any amounts raised in the Offering up to $2,500,000.00 and (2) five percent (5%) of any amounts raised in the Offering exceeding $2,500,000.01 but not exceeding $5,000,000.00 or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to one percent (1%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/lumida (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement; Irrevocable Proxy.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. The Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

(c)   Irrevocable Proxy. Immediately prior to any issuance and delivery of the Securities to the Custodian, the Investor hereby irrevocably appoints the Chief Executive Officer of the Company, as the sole and exclusive proxy of the Investor, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect to the Securities that now are or hereafter may be owned by the Investor, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the Investor and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The proxy identified above is hereby authorized and empowered by the Investor to act as such Investor's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the Investor or any other class of capital stock of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Any and all prior proxies given by the Investor with respect to the Securities or the Proxy Shares are hereby revoked. The foregoing proxy is coupled with an interest and is irrevocable until, and the Investor agrees not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date this Subscription Agreement is accepted by the Company, upon which date this proxy shall terminate, but until such date, it shall remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities to the Custodian.

2. Closing.

(a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii) to the extent Investor's subscription is accepted by the Company, the Investor agrees that the Securities may become subject to certain of the terms of, or may be required to execute, one or more agreements with the Company, including, that certain Voting Agreement dated August 30, 2022, which is attached hereto as **Exhibit A** ("**Voting Agreement**") (collectively, the "**Investment Agreements**"), and Investor (x) shall execute and deliver any Investment Agreement in its capacity as a stockholder of the Company and any and all other documents requested by the Company to reflect that Investor and the Securities shall be subject to the terms and conditions of any such Investment Agreement and (y) hereby irrevocably confirms, adopts, and applies the conformed signature included in the Adoption Agreement to the Voting Agreement attached hereto as **Exhibit B** (the "**Adoption Agreement**") as its signature, and that by delivering such Adoption Agreement Investor intends such Adoption Agreement to be a valid and binding commitment of Investor; and

(iv) the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following

termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. <u>Investor's Representations</u>. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking

4

into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)　　HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.　　Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)　　Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)　　Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Investment Agreements, Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)　　Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)　　No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, each as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provided to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)   Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Non-disparagement; Repurchase of Securities.

(a)   Non-disparagement. The Investor covenants and agrees that neither the Investor nor any of the Investor's Affiliates (as defined below), representatives, agents, successors, or assigns shall, directly or indirectly, (A) publicly disparage, defame, or make any statement or communication (whether written, oral, electronic, or otherwise) that is intended to, or could reasonably be expected to, damage the reputation, goodwill, or business interests of the Company or any of the Company's past, present, or future directors, officers, employees, stockholders, agents, products, services, activities, operations, or business prospects, or (B) encourage, induce, or assist any third party to engage in any of the conduct described in the foregoing clause (A). Without limiting the generality of the foregoing, "publicly" means any statement or communication made to any Person other than the Company's Board of Directors or its legal counsel, including through social media, internet forums, blogs, podcasts, traditional media, investor message boards, regulatory filings (other than as required by law), or any other public or semi-public platform. For purposes of this Section 6(a), "Affiliates" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. Notwithstanding the foregoing, nothing in this Section 6(a) shall (1) prohibit the Investor from making truthful statements (I) in response to legal process, subpoena, or governmental inquiry, (II) in connection with any government or regulatory investigation, (III) as otherwise required by applicable law, or (IV) to the Investor's legal, tax, or financial advisors in their capacity as such, subject to such advisors' obligations of confidentiality, or (2) limit the Investor's rights that cannot be waived under Regulation Crowdfunding or applicable securities laws (including the right to communicate with the SEC or any state securities regulator). This covenant shall survive any Closing indefinitely and shall remain in full force and effect regardless of any transfer, assignment, or disposition of the Securities by the Investor.

(b)   Repurchase Right, Procedure and Closing.

(i)   In the event that the Company reasonably determines, in good faith, that the Investor has breached the Section 6(a) (a "**Disparagement Event**"), the Company shall have the right, but not the obligation, exercisable by delivery of written notice to the Investor (a "**Repurchase Notice**"), to repurchase all of the Securities then held by such Investor (whether directly or through the Custodian) at a price per share equal to the lesser of (x) the original Purchase Price paid by the Investor for such Securities, without interest, and (y) the fair market value of such Securities as of the date of the Repurchase Notice, as determined in good faith by the Company's Board of Directors (the "**Repurchase Price**"). For the avoidance of doubt, the Repurchase Price shall not exceed the original aggregate Purchase Price paid by the Investor.

(ii)   The Repurchase Notice shall set forth (i) the basis for the Company's determination that a Disparagement Event has occurred, including a reasonably detailed description of the conduct giving rise to such determination, (ii) the number of Securities to be repurchased, and (iii) the Repurchase Price. The closing of any repurchase pursuant to this Section 6(b) (the "**Repurchase Closing**") shall occur on the date that is not less than thirty (30) days after delivery of the Repurchase Notice (the "**Repurchase Closing Date**"); *provided* that the Investor may, within fifteen (15) days after receipt of the Repurchase Notice, deliver to the Company a written objection setting forth with specificity the Investor's basis for contesting the Company's determination. If the Investor delivers a timely written objection, the parties shall negotiate in good faith for a period of fifteen (15) days following receipt of such objection, and if the parties are unable to resolve the dispute within such period, the Company may proceed with the repurchase and the Investor's sole remedy shall be as set forth in Section 12 hereof.

(iii)   At the Repurchase Closing, (i) the Company shall pay the Repurchase Price to the Investor by check, wire transfer of immediately available funds to an account designated by the Investor or such other method reasonably agreeable to the Company, and (ii) the Investor shall, and hereby irrevocably authorizes and directs the Custodian to, transfer and deliver the Securities to the Company (or its designee) free and clear of all liens and encumbrances (other than those created by this Subscription Agreement and applicable securities laws). The Investor hereby grants to the Company an irrevocable power of attorney, coupled with an interest, to execute and deliver all instruments and take all actions reasonably necessary to effect such transfer on behalf of the Investor in the event the Investor fails to cooperate with the Repurchase Closing.

(iv)   Upon written notice from the Company (which may be delivered by email to the Investor's address on file with the Portal) identifying with reasonable specificity any statement or communication that the Company believes constitutes a breach of Section 6(a) (a "**Takedown Notice**"), the Investor shall use commercially reasonable efforts to permanently remove, delete, or retract such statement or communication from all platforms, accounts, and media within the Investor's control within forty-eight (48) hours of receipt of such Takedown Notice (the

"**Takedown Period**"). If the Investor fails to remove, delete, or retract such statement or communication within the Takedown Period, (i) such failure shall constitute a Disparagement Event for purposes of Section 6, (ii) the Company's repurchase right under Section 6 shall become automatically exercisable without further notice or cure period, and (iii) the Investor shall be deemed to have irrevocably authorized and directed the Custodian to effect the transfer of the Securities to the Company (or its designee) upon the Company's delivery of the Repurchase Price. For the avoidance of doubt, the Investor's obligation under this Section 6(b)(iv) extends to all statements and communications made by the Investor under the Investor's own name, any pseudonym, anonymous account, or any account or platform over which the Investor exercises editorial control, and shall include statements made through or by any agent, representative, or Affiliate of the Investor at the Investor's direction.

(v)   The Company's exercise or non-exercise of the repurchase right or the takedown right under this Section 6(b) shall not constitute a waiver of any other right or remedy available to the Company at law or in equity, including the right to seek injunctive relief, specific performance, or monetary damages for any breach hereof. The Investor acknowledges that a breach of Section 6 would cause irreparable harm to the Company for which monetary damages alone would be inadequate, and accordingly, the Company shall be entitled to seek equitable relief, including injunctive relief and specific performance, without the necessity of proving actual damages or posting any bond or other security. This Section 6(b) shall survive any Closing indefinitely and shall remain in full force and effect regardless of any transfer, assignment, or disposition of the Securities by the Investor. Any transferee or assignee of the Securities shall, as a condition to such transfer or assignment, agree in writing to be bound by the provisions of Section 6(a) and Section 6(b) hereof.

7.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

8.   Market Stand-Off and Power of Attorney.

(a)   In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)   The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)   "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f)   "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

9.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

10.   <u>Legends</u>.

(a)   The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

(b)   In addition to the legend described in Section 10(a), the certificates, book entry, or other form of notation representing the Securities shall bear a legend or designation reading substantially as follows:

> THE HOLDER OF THESE SECURITIES IS BOUND BY A NON-DISPARAGEMENT COVENANT AND MANDATORY REPURCHASE PROVISION SET FORTH IN SECTIONS 6 OF THE SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER OF THESE SECURITIES, A COPY OF WHICH IS ON FILE WITH THE COMPANY AND ANY CUSTODIAN. ANY TRANSFEREE OF THESE SECURITIES SHALL, AS A CONDITION PRECEDENT TO THE REGISTRATION OF SUCH TRANSFER, EXECUTE A WRITTEN INSTRUMENT AGREEING TO BE BOUND BY SUCH PROVISIONS. THE COMPANY MAY REFUSE TO REGISTER ANY TRANSFER OF THESE SECURITIES UNLESS AND UNTIL SUCH CONDITION HAS BEEN SATISFIED.

The Company may impose stop transfer instructions with the Custodian and any transfer agent with respect to the Securities until such time as any proposed transferee has executed and delivered to the Company a written instrument, in form and substance reasonably satisfactory to the Company, agreeing to be bound by Section 6 of this Subscription Agreement with the same force and effect as if such transferee were the original Investor hereunder.

11.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company

from time to time designate in writing in or through the Portal.

12.   Governing Law; Submission to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Delaware without regard to the principles of conflicts of laws. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Waiver, Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the majority in interest of the Securities sold this Offering.

15.   Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription

Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22. <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23. <u>Tokenization and Fractionalization</u>. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____.

COMPANY:

LUMIDA, INC.

By:_____
Name: Ram Ahluwalia
Title: Chief Executive Officer

INVESTOR:

By: _____
Name: _____
Title: _____

Price per Security: _____
Number of Securities Purchased: _____
Total Subscription Amount: _____

EXHIBIT A

VOTING AGREEMENT DATED AUGUST 30, 2022

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of August 30, 2022 by and among Lumida, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series Seed Preferred Stock, $0.00005 par value per share (referred to herein as the "**Preferred Stock**" and the "**Series Seed Preferred Stock**") listed on Schedule A (together with any subsequent investors or transferees who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders and option holders of the Company listed on Schedule B (together with any subsequent stockholders, option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series Seed Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series Seed Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B.   The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "**Series Seed Director**"), (b) the holders of record of the shares of common stock of the Company, $0.00005 par value per share (the "**Common Stock**"), exclusively and as a separate class, shall be entitled to elect two directors of the Company (the "**Common Directors**") and (c) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on or tendered in connection with an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding the Board.

    1.1   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three directors, unless approved or consented to in writing by the Requisite Holders (as defined in the Restated Certificate). For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Series Seed Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) one individual designated by Social Leverage Capital Fund IV, L.P. ("**Social Leverage**"), such individual to be elected as the Series Seed Director and who will initially be Matt Ober;

(b) two individuals designated by the holders of a majority of the Shares then held by the Key Holders, such individuals to be elected as the Common Directors and who will initially be Ram Ahluwalia and Justin Guilder.

To the extent that any of clauses (a) or (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the

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affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any party entitled to designate a director as provided in Subsection 1.2(a) or 1.2(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders who are then providing services to the Company as officers, employees or consultants, voting as a separate class (collectively, the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of Shares beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provisions of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate

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thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3 <u>Conditions</u>. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with <u>Subsection 3.2</u> above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d)   such Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of the identical representations, warranties and covenants provided by all stockholders);

(e)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing provisions of this Subsection 3.3(e), if the consideration to be paid in exchange for any Key Holder's Shares or Investor's Shares, as applicable, pursuant to this Subsection 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor

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would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder's Shares or the Investor's Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder's Shares or the Investor's Shares, as applicable; and

(g)   subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Subsection 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction(s) is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate elect to allocate the consideration differently by written notice given to the Company at least 10 days prior to the effective date of any such transaction(s).

4.   Remedies.

4.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.3   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" Matters.

5.1   Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2   Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes

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aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in <u>Section 1</u>, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.　　<u>Term</u>. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, *provided* that the provisions of <u>Section 3</u> hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of <u>Section 3</u> with respect to such Sale of the Company; (c) termination of this Agreement in accordance with <u>Subsection 7.8</u> below.

7.　　<u>Miscellaneous</u>.

7.1　　<u>Additional Parties</u>.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series Seed Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of Series Seed Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as <u>Exhibit A</u>, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in <u>Subsection 7.1(a)</u> above), following which such Person shall hold Shares constituting 1% or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as <u>Exhibit A</u>, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2　　<u>Transfers</u>. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject

GDSVF&H\8366086.2

to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate, instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other commercially reasonable transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

7.7   Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address or address as subsequently modified by written notice given in accordance with this

<u>Subsection 7.7</u>. If notice is given to the Company, it shall be sent to 133 Long Hill Road, Oakland, New Jersey 07436 and a copy (which copy shall not constitute notice) shall also be sent to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 550 Allerton Street, Redwood City, California 95063, Attention: Trevor Knapp, Email: tknapp@gunder.com. If notice is given to the Investors, a copy (which copy shall not constitute notice) shall also be given to Osborn Maledon PA, 2929 North Central Avenue, 21st Floor, Phoenix, Arizona 85012, Attention: Jonathan Ariano, JAriano@omlaw.com.

(b)   <u>Consent to Electronic Notice</u>. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8   <u>Consent Required to Amend, Modify, Terminate or Waive</u>. This Agreement may be amended, modified or terminated (other than pursuant to <u>Section 6</u>) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding at least a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class), which majority must include Social Leverage. Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of Social Leverage.

(c)   The provisions of Section 1.2(b) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the Key Holders.

(d)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto; and

(e)   Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding additional

11

Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(f)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT

GDSVF&H\8366086.2

VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS

GDSVF&H\8366086.2

AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(c) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.18   Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

LUMIDA, INC.

By: _Ram Ahluwalia_____

Ram Ahluwalia, Chief Executive Officer

KEY HOLDERS:

_____

Peter Loukas

_____

Parker Paulin

_____

Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____

    Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____

    Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
     Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
     Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

Justin Guilder
_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
     Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
     Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _Ram Ahluwalia_____
      Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _Ram Ahluwalia_____
      Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

INVESTORS:

SOCIAL LEVERAGE CAPITAL FUND IV, L.P.

By: Social Leverage Capital GP IV, LLC

DocuSigned by:

By: *Tom Peterson*

5D939A6DE3564CE...

Thomas Peterson, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

6th MAN VENTURES FUND 1 LP.

By: _____*Serge Kassardjian*_____

Name: Serge Kassardjian

Title: Founding Partner

Address: 179 Ludlow, #4
New York, NY 10002

Email: serge@6thman.ventures

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

DEV GOPALAN

Dev Gopalan
_____

Address: 101 Potomac Crossing St
              Charles Town, WV 25414

Email: gopaland@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

JOSHUA LIM

Joshua Lim
_____

Address: 505 W 37th Street, Apt 9C
               New York, NY 10018

Email: joshlim.mit@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Marshall Lux

Marshall Lux
_____

Address: 141 East 72nd Street Apt 5
              New York, NY 10021

Email: marshalljlux1@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

MCAP VENTURES 12, LLC

By: _Joe Zhao_____

Name: Joe Zhao

Title: Managing Partner

Address: 80 Broad St, 5th Floor 4255
         New York, NY 10004

Email: joe@millenniallp.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED CEDAR CAPITAL CORP.

By: _Erik J. Brown_____

Name: Erik Brown

Title: President

Address: 2658 Independence Ave.
         Glenview, Il 60026

Email: ebrown@redcedarcapital.com

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

FS VENTURE CAPITAL LLC

By: _____ _____
Name: Raj Date
Title: Managing Partner

Address: 923 15th Street NW, 5th FL
           Washington, DC 20005

Email: raj.date@fenwaysummer.com

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Arthur Levitt

Arthur Levitt
_____

Address: 7034 SE Harbor Circle
                Stuart, FL 34996

Email: ips@ips-accounting.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

HENRY PINNELL

Henry Pinnell
_____

Address: 152 E 87th St. Apt 11d
              New York, NY 10128

Email: henry.pinnell@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

NEAL BERGER

Neal Berger
_____

Address: PO Box 1060
                Alpine, NJ 07620

Email: nberger0524@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

O.H.L OBELISK HOLDINGS LIMITED

By: _Dr. Ahmed Samer Rashwan_

Name: Dr. Ahmed Samer Rashwan
Title: Chairman

Address: Strovolou 77, Strovolos Center, Off. 204
2018 Strovolos
Nicosia, Cyprus
Email: obelisk@rashwan.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED BEARD VENTURES FUND I LP
By: Fund GP, LLC
Its: General partner
By: Belltower Fund Group, LTD
Its: Manager of the General Partner

By: _Brett Sagan_____
Name: Brett Sagan
Title: Authorized Person
Address: PO Box 3217
           Seattle, WA 98114

Email: backoffice@aladvisors.co

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RAJARAM FAMILY TRUST, DTD 4/27/2007

By: _Gokul Rajaram_____
Name: Gokul Rajaram
Title: Authorized Representative

Address: 22106 Linda Vista Pl
          Cupertino, CA 95014

Email: gokulr@gmail.com_____

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RYAN SELKIS

Ryan Selkis
_____

Address: NEW YORK, NY

Email: ryan@messari.io

SCHEDULE A

INVESTORS

Name and Address	Number of Shares Held
Social Leverage Capital Fund IV, LP 8390 Via de Ventura Suite F110-207 Scottsdale, Arizona 85258 Attn: Tom Peterson tom@socialleverage.com	2,322,610 (Series Seed Preferred Stock)
6th Man Ventures Fund 1 LP 179 Ludlow, #4 New York, NY 10002 Attn: Serge Kassardjian serge@6thman.ventures	29,032 (Series Seed Preferred Stock)
Dev Gopalan 101 Potomac Crossing St. Charles Town, WV 25414 Attn: Dev Gopalan gopaland@gmail.com	29,032 (Series Seed Preferred Stock)
Joshua Lim 505 W. 37th Street, Apt 9C New York, NY 10018 Attn: Joshua Lim joshlim.mit@gmail.com	17,419 (Series Seed Preferred Stock)
Marshall Lux 141 East 72nd Street, Apt 5 New York, NY 10021 Attn: Marshall Lux marshalljlux@gmail.com	29,032 (Series Seed Preferred Stock)

Mcap Ventures 12, LLC 80 Broad Street, 5th Floor 4255 New York, NY 10004 Attn: Joe Zhao joe@millenniallp.com	29,032 (Series Seed Preferred Stock)
Red Cedar Capital Corp. 2658 Independence Avenue Glenview, IL 60026 Attn: Erik Brown ebrown@redcedarcapital.com	29,032 (Series Seed Preferred Stock)
FS Venture Capital LLC 923 15th Street NW, 5th Floor Washington, DC 20005 Attn: Raj Date raj.date@fenwaysummer.com	29,032 (Series Seed Preferred Stock)
Arthur Levitt 7034 SE Harbor Circle Stuart, FL 34996 Attn: Arthur Levitt ips-accounting.com	29,032 (Series Seed Preferred Stock)
Henry Pinnell 152 E 87th Street, Apt 11d New York, NY 10128 Attn: Henry Pinnell henry.pinnell@gmail.com	29,032 (Series Seed Preferred Stock)
Neal Berger P.O. Box 1060 Alpine, NJ 07620 Attn: Neal Berger nberger0524@gmail.com	116,130 (Series Seed Preferred Stock)

O.H.L. Obelisk Holdings Limited Strovolou 77, Strovolos Center, Off. 204 2018 Strovolos Nicosia, Cyprus Attn: Dr. Ahmed Samer Rashwan obelisk@rashwan.com	29,032 (Series Seed Preferred Stock)
Red Beard Ventures Fund I LP P.O. Box 3217 Seattle, WA 98114 Attn: Brett Sagan backoffice@aladvisors.co	145,163 (Series Seed Preferred Stock)
Rajaram Family Trust, DTD 04/24/2007 22106 Linda Vista Pl Cupertino, CA 95014 Attn: Gokul Rajaram godulr@gmail.com	29,032 (Series Seed Preferred Stock)
Ryan Selkis New York, NY Attn: Ryan Selkis ryan@messari.io	11,613 (Series Seed Preferred Stock)

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Asmaa Ahluwalia 2022 Dynasty Trust 133 Long Hill Road Oakland, NJ 07436 ram@wingedfootcapital.com	11,280,000 (Common Stock)
Ahluwalia Family Office LLC 133 Long Hill Road Oakland, NJ 07436 ram@wingedfootcapital.com	600,000 (Common Stock)
Justin Guilder 31 Quincy Street Chevy Chase, MD 20815 justin@guilder.co	2,900,000 (Common Stock)
Peter Loukas 40 Sheridan Street Jamaica Plain, MA 02130 loukaspeter@gmail.com	2,420,000 (Common Stock)
Parker Paulin 1450 Fish Creek Falls Road Steamboat Springs, CO 80487 parker@wingedfootcapital.com	800,000 (Common Stock)

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of [August 30, 2022] (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with Subsection 7.1 of the Agreement as a new party, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock, Options and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or email address listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **Lumida, Inc.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Email Address: _____

EXHIBIT B

CONSENT OF SPOUSE

I, [_____], spouse of [_____], acknowledge that I have read the Voting Agreement, dated as of August 30, 2022, to which this Consent is attached as <u>Exhibit B</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest or other marital property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_____   _____

                                                                                     [*Name of Key Holder's Spouse*]

EXHIBIT B

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of August 30, 2022 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☒ In accordance with Subsection 7.1 of the Agreement as a new party, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock, Options and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or email address listed below Holder's signature hereto.

HOLDER: **ACCEPTED AND AGREED:**

                                                     LUMIDA, INC.

By: _____   By: _____
Name and Title: Name: Ram Ahluwalia
Address: _____   Title: Chief Executive Officer
_____

Email Address: _____

17

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4.   Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

  i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

  ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

  i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

  ii.   Custodian will provide Client with a confirmation of the pending transfer.

  iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.   If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.   **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6.   **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7.   **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8.   **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The   Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. Support and Service Level Agreement. Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. Clearing and Settlement Services.

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i.   A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii.   A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii.   A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv.   In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes.
The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers.
Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance.
Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care.
Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan.
Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term.
This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. **Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv. Custodian service partners are unable to support Client's use;

    v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi. Client fails to pay fees for a period of 90 days; or

    vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. **Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. **Publicity.** Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows*.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                       Attn:

                                       Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I. **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II. **Fees.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	
MMI wallets (exclusive of NFT holdings)	$_____
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[<mark>CLIENT NAME</mark>]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   <u>**MMI SERVICES**</u>: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   <u>**NFT SERVICES:**</u> See https://www.bitgo.com/legal/nft-service-terms

III.   <u>**STAKING SERVICES:**</u> See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property.   Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Amended and Restated Certificate of Incorporation

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "LUMIDA, INC.", FILED IN

THIS OFFICE ON THE THIRTIETH DAY OF AUGUST, A.D. 2022, AT 12:35

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6913761 8100
SR# 20223397497

Authentication: 204279864
Date: 08-30-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 08/30/2022
FILED 12:35 PM 08/30/2022
SR 20223397497 - File Number 6913761

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LUMIDA, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Lumida, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Lumida, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 15, 2022.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Lumida, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 25,540,000 shares of Common Stock, $0.00005 par value per share ("**Common Stock**") and (ii) 2,903,262 shares of Preferred Stock, $0.00005 par value per share ("**Preferred Stock**").

Upon the effectiveness of the Amended and Restated Certificate of Incorporation first inserting this sentence (the "Effective Time"), (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically subdivided, reclassified and changed into 2 shares of Common Stock, without the need for any further action by the Corporation or the holder thereof.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

GDSVF&H\8366083.2

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,903,262 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. <u>Dividends</u>.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this <u>Section 1</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean

$0.8611 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (x) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (y) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable to the holders of Series Seed Preferred Stock pursuant to this sentence are hereinafter referred to as the "**Series Seed Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amounts. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

     2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

     2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

    3. Voting.

     3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

     3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"); provided, however, for administrative convenience, the initial Series Seed Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock.. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first two (2) sentences of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

        3.3   Series Seed Preferred Stock Protective Provisions. At any time when at least 725,816 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

        3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

        3.3.2   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

        3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, and the payment of dividends, or increase the authorized number of shares of Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, and the payment of dividends;

3.3.4   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, or the payment of dividends, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security, lien, security interest or other indebtedness for borrowed money unless the same has received the prior approval of the Board of Directors, including the approval of the Series Seed Director;

3.3.7   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary or amend the organizational documents of any subsidiary unless the same has received the prior approval of the Board of Directors, including the approval of the Series Seed Director; or

3.3.8   increase or decrease the authorized number of directors constituting the Board of Directors.

4.   Optional Conversion.

The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.8611 Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares.
No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares, or issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable, issue and deliver a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3   Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Series Seed Director;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Series Seed Director;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Series Seed Director;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the approval of the Series Seed Director; or

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Series Seed Director.

        4.4.2   No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

<p style="text-align:center">4.4.3   Deemed Issue of Additional Shares of Common Stock.</p>

(a)   If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP₁" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

For clarity, the Series Seed Conversion Price will not be reduced in accordance with the foregoing formula unless Additional Shares of Common Stock are issued without consideration or for a consideration per share less than the Series Seed Conversion Price then in effect.

4.4.5   Determination of Consideration.   For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   Options and Convertible Securities.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one (1) date Additional Shares of Common Stock that are a part of one (1) transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

         5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Series Seed Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

         5.2   Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares, or issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. The Series Seed Preferred Stock shall not be redeemable. Notwithstanding the foregoing and for the sake of clarity, any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption or other acquisition.

7.   Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Series Seed Preferred Stock are entitled to elect the Series Seed Director, the affirmative vote of the Series Seed Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.1, 5.2 and 5.3 of the Investors' Rights Agreement, dated as of the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, manager, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with, this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or this Amended and Restated Certificate of Incorporation or the Corporation's Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation, and subject to the limitations contained therein and herein, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

FOURTEENTH: The Corporation reserves the right to amend or repeal any of the provisions contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter permitted by law and this Amended and Restated Certificate of Incorporation, and the rights of the stockholders of the Corporation are granted subject to this reservation.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on August 30, 2022.

By: /s/Ram Ahluwalia
Ram Ahluwalia, Chief Executive Officer

EXHIBIT F

Investors' Rights Agreement

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of August 30, 2022, by and among Lumida, Inc., a Delaware corporation (the "**Company**"), each of the investors listed on <u>Schedule A</u> hereto, each of which is referred to in this Agreement as an "**Investor**".

RECITALS

A. The Company and the Investors are parties to the Series Seed Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

B. In order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

1. <u>Definitions</u>. For purposes of this Agreement:

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2   "**Board of Directors**" means the board of directors of the Company.

1.3   "**Common Stock**" means shares of the Company's common stock, par value $0.00005 per share.

1.4   "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state

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therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.5 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly)**,** Common Stock, including options and warrants.

1.6 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.7 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.8 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.11 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement or any assignee of record of such Registrable Securities to whom rights under Section 2 below have been duly assigned in accordance with Subsection 6.1 hereof.

1.12 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.13 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

GDSVF&H\8366084.4

1.14   "**Investor**" means any Person who is a party to this Agreement and a holder of Series Seed Preferred Stock as of the date of this Agreement, or any permitted assignee of record of such Person.

1.15   "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.16   "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds 1,741,957shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.17   "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.19   "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.12 of this Agreement.

1.20   "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.21   "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.22   "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Subsection 2.13(b) hereof.

1.23   "**SEC**" means the Securities and Exchange Commission.

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1.24　　**"SEC Rule 144"** means Rule 144 promulgated by the SEC under the Securities Act.

1.25　　**"SEC Rule 145"** means Rule 145 promulgated by the SEC under the Securities Act.

1.26　　**"Securities Act"** means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.27　　**"Selling Expenses"** means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.7.

1.28　　**"Series Seed Director"** means any director of the Company that the holders of record of the Series Seed Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Restated Certificate.

1.29　　**"Series Seed Preferred Stock"** means, collectively, shares of the Company's Series Seed Preferred Stock, par value $0.00005 per share.

1.30　　**"Social Leverage"** means Social Leverage Capital Fund IV, L.P.

2.　　Registration Rights. The Company covenants and agrees as follows:

2.1　　Demand Registration.

(a)　　Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $3,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(b), 2.1(c) and 2.4.

(b)　　Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such

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registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(c)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Subsection 2.1(a) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(c) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one (1) demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of Subsection 2.1; provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Subsection 2.1(b), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Subsection 2.1(c).

2.2   Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.4, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.7.

2.4   Underwriting Requirements.

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(a)   If, pursuant to <u>Subsection 2.1</u>, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to <u>Subsection 2.1</u>, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Initiating Holders, subject only to the reasonable approval of the Company. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in <u>Subsection (e)</u>) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this <u>Subsection 2.4</u>, if the managing underwriter advises the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; <u>provided</u>, <u>however</u>, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(b)   In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to <u>Subsection 2.2</u>, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this <u>Subsection 2.3(b)</u> concerning apportionment, for

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any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c)   For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4   Obligations of the Company.   Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of

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process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)   provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)   promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.6   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

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2.6   Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one (1) counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one (1) registration pursuant to Subsection 2.2(a). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.8   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities

9

in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one (1) counsel) shall have the right to retain one (1) separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the

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indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)   Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9   Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety

(90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Series Seed Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power and authority to

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enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12   Restrictions on Transfer.

(a)   The Series Seed Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series Seed Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate, instrument, or book entry representing (i) the Series Seed Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.11(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.11.

(c)   The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale,

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pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12.   Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.11(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.12   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a)   the closing of a Deemed Liquidation Event, as such term is defined in the Restated Certificate; or

(b)   the third anniversary of the IPO.

3.   Information Rights.

3.1   Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Director has not reasonably determined that such Major Investor is a competitor of the Company:

(a)   as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) an unaudited statement of stockholders' equity as of the end of such year, all prepared in accordance with GAAP; provided, however, such annual financial statements shall be audited if the Board of Directors elects to prepare audited annual financial statements; and

(b)   as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP).

(c)   as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct; and

(d)   as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "**Budget**"), approved by the Board of Directors, and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2   Inspection.   The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably demterined that such Major Investor is a competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; *provided, however*, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 <u>Termination of Information and Inspection Rights</u>. The covenants set forth in <u>Subsection 3.1</u> and <u>Subsection 3.2</u> shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

3.4 <u>Confidentiality</u>. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this <u>Subsection 3.4</u> by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any shares of Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this <u>Subsection 3.4</u>, *provided* that such prospective purchaser is not a competitor of the Company; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, *provided* that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, *provided* that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.5 <u>Waiver of Statutory Information Rights</u>. Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "**Beneficial Owner**"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to <u>Sections 3.1</u> and <u>3.2</u> of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

GDSVF&H\8366084.4

4.   Rights to Future Stock Issuances.

4.1   Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"), such Investor Beneficial Owners subject to approval by the Board of Directors, with such approval not be unreasonably withheld; *provided* that each such Affiliate or Investor Beneficial Owner (y) is not a competitor of the Company, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (z) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "**Investor**" under each such agreement.

(a)   The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series Seed Preferred Stock and any other Derivative Securities then held, by such Major Investor bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series Seed Preferred Stock and other Derivative Securities). At the expiration of such twenty (20)-day period, if any Major Investor has not elected to purchase or acquire all of the shares available to it, the Board of Directors may elect to offer each Major Investor that has elected to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") a right to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series Seed Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series Seed Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

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(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in <u>Subsection 4.1(b)</u>, the Company may, during the ninety (90)-day period following the expiration of the twenty (20)-day period provided in <u>Subsection 4.1(b)</u>, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this <u>Subsection 4.1</u>.

(d)   The right of first offer in this <u>Subsection 4.1</u> shall not be applicable to (i) Exempted Securities (as defined in the Restated Certificate), (ii) shares of Common Stock issued in the IPO, or (iii) the issuance of shares of Series Seed Preferred Stock to Additional Purchasers pursuant to the Purchase Agreement.

4.2   <u>Termination</u>. The covenants set forth in <u>Subsection 4.1</u> shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

5.   <u>Additional Covenants</u>.

5.1   <u>Insurance</u>. The Company shall obtain, within ninety (90) days of the date hereof, from a financially sound and reputable insurer, a directors and officers liability insurance policy in an amount and on terms and conditions satisfactory to the Board of Directors, including the Series Seed Director (but with a coverage amount of at least $1,000,000), and will use commercially reasonable efforts to cause such insurance policy to be maintained until such time as the Board of Directors, including the Series Seed Director, determines that such insurance policy should be discontinued. The Company will continuously maintain one (1) or more directors and officers liability insurance policies from financially sound and reputable insurers, with a covereage amount of at least $1,000,000, for so long as a Series Seed Director is serving on the Board of Directors.

5.2   <u>Employee Agreements</u>. The Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement in form reasonably satisfactory to the Board of Directors, including the Series Seed Director. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Series Seed Director.

5.3   Employee Stock.   Unless otherwise approved by the Board of Directors, including the approval of the Series Seed Director, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with twenty five percent (25%) of such shares vesting on the first anniversary of the grant of such shares and the remaining seventy-five percent (75%) of such shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.10. Without the prior approval by the Board of Directors, including the Series Seed Director, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Subsection 5.3. In addition, unless otherwise approved by the Board of Directors, including the Series Seed Director, the Company shall retain (and not waive) a "right of first refusal" on employee transfers until the IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4   Indemnification Matters. The Company hereby acknowledges that one (1) or more of the directors who are nominated to serve on the Board of Directors by the Investors (each an "**Investor Director**") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one (1) or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (i.e., its obligations to any such Investor Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Investor Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Investor Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Investor Director to the extent legally permitted and as required by the Restated Certificate or the Company's Bylaws (or any agreement between the Company and such Investor Director), without regard to any rights such Investor Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Investor Director with respect to any claim for which such Investor Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Investor Director against the Company. The Investor Director and Investor Indemnitors are intended third-party beneficiaries of this Subsection 5.4 and shall have the right, power and authority to enforce the provisions of this Subsection 5.4 as though they were a party to this Agreement.

5.5   Right to Conduct Activities.   The Company hereby agrees and acknowledges that Social Leverage (together with its Affiliates) is a professional investment organization, and as such reviews the business plans and related proprietary information of many

19

enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, Social Leverage (and its Affiliates) shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by Social Leverage (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of Social Leverage (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; *provided, however*, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

5.6   Cybersecurity. The Company shall, within one hundred eighty (180) days following the Closing (as defined in the Purchase Agreement), use commercially reasonable efforts to (a) identify and restrict access (including through physical and/or technical controls) to the Company's confidential business information and trade secrets and any information about identified or identifiable natural persons maintained by or on behalf of the Company (collectively, "**Protected Data**") to those individuals who have a need to access it and (b) implement reasonable physical, technical and administrative safeguards designed to protect the confidentiality, integrity and availability of its technology and systems (including servers, laptops, desktops, cloud, containers, virtual environments and data centers) and all Protected Data. The Company shall evaluate on a periodic basis, but at least annually, whether such safeguards should be updated to maintain a level of security appropriate to the risk posed to Company systems and Protected Data. The Company shall educate its employees about the proper use and storage of Protected Data, including periodic training as determined reasonably necessary by the Company or the Board of Directors.

5.7   Termination of Covenants. The covenants set forth in this Section 5 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

6.   Miscellaneous.

6.1   Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Series Seed Preferred Stock and/or Registrable Securities that (a) is an Affiliate of such Holder; or (b) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one (1) or more of such Holder's Immediate Family Members; *provided, however*, that (y) the Company is, at least five (5) business days before such transfer, furnished with written notice of the name and address of such transferee and the Series Seed Preferred Stock and/or Registrable Securities with respect to which such rights are being transferred and (z) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of

GDSVF&H\8366084.4

Subsection 2.11. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other commercially reasonable transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes**.**

6.4   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, it shall be sent to 133 Long Hill Road, Oakland, New Jersey 07436 and a copy (which copy shall not constitute notice) shall also be sent to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 550 Allerton Street, Redwood City, California 95063, Attention: Trevor Knapp, Email: tknapp@gunder.com. If notice is given to the Investors, a copy (which copy shall not constitute notice) shall also be given to Osborn Maledon PA, 2929 North Central Avenue, 21st Floor, Phoenix, Arizona 85012, Attention: Jonathan Ariano, Email: jariano@omlaw.com.

21

(b)   Consent to Electronic Notice.   Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company.   Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   Amendments and Waivers.   Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (a) the Company and (b) the holders of a majority of the outstanding shares of Series Seed Preferred Stock and Common Stock then held by all Investors, *provided* that such majority must include Social Leverage and, *provided further,* that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party.   Notwithstanding the foregoing, this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.   No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7   Severability.   In case any one (1) or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8   Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

GDSVF&H\8366084.4

6.9   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series Seed Preferred Stock after the date hereof, any purchaser of such shares of Series Seed Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11   Dispute Resolution.

(a)   The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(c)   Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

6.12   <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

GDSVF&H\8366084.4

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

LUMIDA, INC.

By: _Ram Ahluwalia_____
    Ram Ahluwalia, Chief Executive Officer

[Signature Page to Investors' Rights Agreement]

INVESTORS:

SOCIAL LEVERAGE CAPITAL FUND IV, L.P.

By: Social Leverage Capital GP IV, LLC

By: _____
Thomas Peterson, Managing Member

[Signature Page to Investors' Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

6th MAN VENTURES FUND 1 LP

By: *Serge Kassardjian*
Name: Serge Kassardjian
Title: Founding Partner

Address: 179 Ludlow, #4
New York, NY 10002

Email: serge@6thman.ventures

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

DEV GOPALAN

Dev Gopalan
_____

Address: 101 Potomac Crossing St
              Charles Town, WV 25414

Email: gopaland@gmail.com

<p style="text-align:center">SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT</p>

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

JOSHUA LIM

Joshua Lim

_____

Address: 505 W 37th Street, Apt 9C
                 New York, NY 10018

Email: joshlim.mit@gmail.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Marshall Lux

Marshall Lux
_____

Address: 141 East 72nd Street Apt 5
              New York, NY 10021

Email: marshalljlux1@gmail.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

MCAP VENTURES 12, LLC

By: _Joe Zhao_____
Name: Joe Zhao
Title: Managing Partner

Address: 80 Broad St, 5th Floor 4255
          New York, NY 10004

Email: joe@millenniallp.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED CEDAR CAPITAL CORP.

By: _Erik J. Brown_____

Name: Erik Brown

Title: President

Address: 2658 Independence Ave.
             Glenview, Il 60026

Email: ebrown@redcedarcapital.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

FS VENTURE CAPITAL LLC

By: _____ _____
Name: Raj Date
Title: Managing Partner

Address: 923 15th Street NW, 5th FL
          Washington, DC 20005

Email: raj.date@fenwaysummer.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Arthur Levitt

Arthur Levitt

Address: 7034 SE Harbor Circle
Stuart, FL 34996

Email: ips@ips-accounting.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

HENRY PINNELL

Henry Pinnell

Address: 152 E 87th St. Apt 11d
New York, NY 10128

Email: henry.pinnell@gmail.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

NEAL BERGER

Neal Berger
_____

Address: PO Box 1060
             Alpine, NJ 0762010018

Email: nberger0524@gmail.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

O.H.L OBELISK HOLDINGS LIMITED

By: _Dr. Ahmed Samer Rashwan_____
Name: Dr. Ahmed Samer Rashwan
Title: Chairman

Address: Strovolou 77, Strovolos Center, Off. 204
           2018 Strovolos
           Nicosia, Cyprus
Email: obelisk@rashwan.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED BEARD VENTURES FUND I LP
By: Fund GP, LLC
Its: General partner
By: Belltower Fund Group, LTD
Its: Manager of the General Partner

By: _*Brett Sagan*_____
Name: Brett Sagan
Title: Authorized Person

Address: PO Box 3217
             Seattle, WA 98114

Email: backoffice@aladvisors.co

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RAJARAM FAMILY TRUST, DTD 4/27/2007

By: _Gokul Rajaram_____

Name: Gokul Rajaram
Title: Authorized Representative

Address: 22106 Linda Vista Pl
            Cupertino, CA 95014

Email:gokulr@gmail.com

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RYAN SELKIS

Ryan Selkis
_____

Address: NEW YORK, NY

Email: ryan@messari.io

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

SCHEDULE A

INVESTORS

Name and Address	Number of Shares Held
Social Leverage Capital Fund IV, LP 8390 Via de Ventura Suite F110-207 Scottsdale, Arizona 85258 Attn: Tom Peterson tom@socialleverage.com	2,322,610 (Series Seed Preferred Stock)
6th Man Ventures Fund 1 LP 179 Ludlow, #4 New York, NY 10002 Attn: Serge Kassardjian serge@6thman.ventures	29,032 (Series Seed Preferred Stock)
Dev Gopalan 101 Potomac Crossing St. Charles Town, WV 25414 Attn: Dev Gopalan gopaland@gmail.com	29,032 (Series Seed Preferred Stock)
Joshua Lim 505 W. 37th Street, Apt 9C New York, NY 10018 Attn: Joshua Lim joshlim.mit@gmail.com	17,419 (Series Seed Preferred Stock)
Marshall Lux 141 East 72nd Street, Apt 5 New York, NY 10021 Attn: Marshall Lux marshalljlux@gmail.com	29,032 (Series Seed Preferred Stock)

Mcap Ventures 12, LLC 80 Broad Street, 5th Floor 4255 New York, NY 10004 Attn: Joe Zhao joe@millenniallp.com	29,032 (Series Seed Preferred Stock)
Red Cedar Capital Corp. 2658 Independence Avenue Glenview, IL 60026 Attn: Erik Brown ebrown@redcedarcapital.com	29,032 (Series Seed Preferred Stock)
FS Venture Capital LLC 923 15th Street NW, 5th Floor Washington, DC 20005 Attn: Raj Date raj.date@fenwaysummer.com	29,032 (Series Seed Preferred Stock)
Arthur Levitt 7034 SE Harbor Circle Stuart, FL 34996 Attn: Arthur Levitt ips-accounting.com	29,032 (Series Seed Preferred Stock)
Henry Pinnell 152 E 87th Street, Apt 11d New York, NY 10128 Attn: Henry Pinnell henry.pinnell@gmail.com	29,032 (Series Seed Preferred Stock)
Neal Berger P.O. Box 1060 Alpine, NJ 07620 Attn: Neal Berger nberger0524@gmail.com	116,130 (Series Seed Preferred Stock)

O.H.L. Obelisk Holdings Limited Strovolou 77, Strovolos Center, Off. 204 2018 Strovolos Nicosia, Cyprus Attn: Dr. Ahmed Samer Rashwan obelisk@rashwan.com	29,032 (Series Seed Preferred Stock)
Red Beard Ventures Fund I LP P.O. Box 3217 Seattle, WA 98114 Attn: Brett Sagan backoffice@aladvisors.co	145,163 (Series Seed Preferred Stock)
Rajaram Family Trust, DTD 04/24/2007 22106 Linda Vista Pl Cupertino, CA 95014 Attn: Gokul Rajaram godulr@gmail.com	29,032 (Series Seed Preferred Stock)
Ryan Selkis New York, NY Attn: Ryan Selkis ryan@messari.io	11,613 (Series Seed Preferred Stock)

EXHIBIT G

Voting Agreement

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of August 30, 2022 by and among Lumida, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series Seed Preferred Stock, $0.00005 par value per share (referred to herein as the "**Preferred Stock**" and the "**Series Seed Preferred Stock**") listed on Schedule A (together with any subsequent investors or transferees who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders and option holders of the Company listed on Schedule B (together with any subsequent stockholders, option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series Seed Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series Seed Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B.   The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "**Series Seed Director**"), (b) the holders of record of the shares of common stock of the Company, $0.00005 par value per share (the "**Common Stock**"), exclusively and as a separate class, shall be entitled to elect two directors of the Company (the "**Common Directors**") and (c) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on or tendered in connection with an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding the Board.

1.1   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three directors, unless approved or consented to in writing by the Requisite Holders (as defined in the Restated Certificate). For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Series Seed Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a)   one individual designated by Social Leverage Capital Fund IV, L.P. ("**Social Leverage**"), such individual to be elected as the Series Seed Director and who will initially be Matt Ober;

(b)   two individuals designated by the holders of a majority of the Shares then held by the Key Holders, such individuals to be elected as the Common Directors and who will initially be Ram Ahluwalia and Justin Guilder.

To the extent that any of clauses (a) or (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any party entitled to designate a director as provided in Subsection 1.2(a) or 1.2(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

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3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders who are then providing services to the Company as officers, employees or consultants, voting as a separate class (collectively, the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of Shares beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provisions of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate

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thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

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(b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d)   such Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of the identical representations, warranties and covenants provided by all stockholders);

(e)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing provisions of this Subsection 3.3(e), if the consideration to be paid in exchange for any Key Holder's Shares or Investor's Shares, as applicable, pursuant to this Subsection 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor

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would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder's Shares or the Investor's Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder's Shares or the Investor's Shares, as applicable; and

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Subsection 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction(s) is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate elect to allocate the consideration differently by written notice given to the Company at least 10 days prior to the effective date of any such transaction(s).

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.3 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

    5.1   Definitions. For purposes of this Agreement:

    (a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

    (b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

    (c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

    (d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

    5.2   Representations.

    (a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

    (b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

    5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in <u>Section 1</u>, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. <u>Term</u>. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, *provided* that the provisions of <u>Section 3</u> hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of <u>Section 3</u> with respect to such Sale of the Company; (c) termination of this Agreement in accordance with <u>Subsection 7.8</u> below.

7. <u>Miscellaneous</u>.

7.1 <u>Additional Parties</u>.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series Seed Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of Series Seed Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as <u>Exhibit A</u>, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in <u>Subsection 7.1(a)</u> above), following which such Person shall hold Shares constituting 1% or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as <u>Exhibit A</u>, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 <u>Transfers</u>. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement sub-stantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate, instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other commercially reasonable transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

7.7 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address or address as subsequently modified by written notice given in accordance with this

<u>Subsection 7.7</u>. If notice is given to the Company, it shall be sent to 133 Long Hill Road, Oakland, New Jersey 07436 and a copy (which copy shall not constitute notice) shall also be sent to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 550 Allerton Street, Redwood City, California 95063, Attention: Trevor Knapp, Email: tknapp@gunder.com. If notice is given to the Investors, a copy (which copy shall not constitute notice) shall also be given to Osborn Maledon PA, 2929 North Central Avenue, 21st Floor, Phoenix, Arizona 85012, Attention: Jonathan Ariano, JAriano@omlaw.com.

(b)   <u>Consent to Electronic Notice</u>. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8   <u>Consent Required to Amend, Modify, Terminate or Waive</u>.   This Agreement may be amended, modified or terminated (other than pursuant to <u>Section 6</u>) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding at least a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class), which majority must include Social Leverage. Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of Social Leverage.

(c)   The provisions of Section 1.2(b) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the Key Holders.

(d)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto; and

(e)   Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding additional

11

Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(f)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT

GDSVF&H\8366086.2

VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS

GDSVF&H\8366086.2

AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(c) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.18   Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

LUMIDA, INC.

By: *Ram Ahluwalia*

Ram Ahluwalia, Chief Executive Officer

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
    Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
    Ram Ahluwalia, Managing Member

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
  Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
  Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

Justin Guilder
_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
    Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
    Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____*Ram Ahluwalia*_____
     Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____*Ram Ahluwalia*_____
     Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO VOTING AGREEMENT

INVESTORS:

SOCIAL LEVERAGE CAPITAL FUND IV, L.P.

By: Social Leverage Capital GP IV, LLC

By: DocuSigned by: Tom Peterson 5D939A6DE3564CE...
Thomas Peterson, Managing Member

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

6th MAN VENTURES FUND 1 LP.

By: _Serge Kassardjian_____

Name: Serge Kassardjian
Title: Founding Partner

Address: 179 Ludlow, #4
          New York, NY 10002

Email: serge@6thman.ventures_____

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

DEV GOPALAN

Dev Gopalan
_____

Address: 101 Potomac Crossing St
            Charles Town, WV 25414

Email: gopaland@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

JOSHUA LIM

Joshua Lim
_____

Address: 505 W 37th Street, Apt 9C
New York, NY 10018

Email: joshlim.mit@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Marshall Lux

Marshall Lux
_____

Address: 141 East 72nd Street Apt 5
             New York, NY 10021

Email: marshalljlux1@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

MCAP VENTURES 12, LLC

By: _Joe Zhao_____
Name: Joe Zhao
Title: Managing Partner

Address: 80 Broad St, 5th Floor 4255
               New York, NY 10004

Email: joe@millenniallp.com

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED CEDAR CAPITAL CORP.

By: _Erik J. Brown_____
Name: Erik Brown
Title: President

Address: 2658 Independence Ave.
Glenview, Il 60026

Email: ebrown@redcedarcapital.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

FS VENTURE CAPITAL LLC

By: _____ _____

Name: Raj Date

Title: Managing Partner

Address: 923 15th Street NW, 5th FL

Washington, DC 20005

Email: raj.date@fenwaysummer.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Arthur Levitt

Arthur Levitt
_____

Address: 7034 SE Harbor Circle
                Stuart, FL 34996

Email: ips@ips-accounting.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

HENRY PINNELL

Henry Pinnell
_____

Address: 152 E 87th St. Apt 11d
          New York, NY 10128

Email: henry.pinnell@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

NEAL BERGER

Neal Berger
_____

Address: PO Box 1060
          Alpine, NJ 07620

Email: nberger0524@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

O.H.L OBELISK HOLDINGS LIMITED

By: _Dr. Ahmed Samer Rashwan_

Name: Dr. Ahmed Samer Rashwan
Title: Chairman

Address: Strovolou 77, Strovolos Center, Off. 204
                2018 Strovolos
                Nicosia, Cyprus
Email: obelisk@rashwan.com

<center>SIGNATURE PAGE TO VOTING AGREEMENT</center>

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED BEARD VENTURES FUND I LP
By: Fund GP, LLC
Its: General partner
By: Belltower Fund Group, LTD
Its: Manager of the General Partner

By: _Brett Sagan_____
Name: Brett Sagan
Title: Authorized Person
Address: PO Box 3217
　　　　　Seattle, WA 98114

Email: backoffice@aladvisors.co

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RAJARAM FAMILY TRUST, DTD 4/27/2007

By: _Gokul Rajaram_____
Name: Gokul Rajaram
Title: Authorized Representative

Address: 22106 Linda Vista Pl
          Cupertino, CA 95014

Email: gokulr@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RYAN SELKIS

Ryan Selkis
_____

Address: NEW YORK, NY

Email: ryan@messari.io

SCHEDULE A

INVESTORS

Name and Address	Number of Shares Held
Social Leverage Capital Fund IV, LP 8390 Via de Ventura Suite F110-207 Scottsdale, Arizona 85258 Attn: Tom Peterson tom@socialleverage.com	2,322,610 (Series Seed Preferred Stock)
6th Man Ventures Fund 1 LP 179 Ludlow, #4 New York, NY 10002 Attn: Serge Kassardjian serge@6thman.ventures	29,032 (Series Seed Preferred Stock)
Dev Gopalan 101 Potomac Crossing St. Charles Town, WV 25414 Attn: Dev Gopalan gopaland@gmail.com	29,032 (Series Seed Preferred Stock)
Joshua Lim 505 W. 37th Street, Apt 9C New York, NY 10018 Attn: Joshua Lim joshlim.mit@gmail.com	17,419 (Series Seed Preferred Stock)
Marshall Lux 141 East 72nd Street, Apt 5 New York, NY 10021 Attn: Marshall Lux marshalljlux@gmail.com	29,032 (Series Seed Preferred Stock)

Mcap Ventures 12, LLC 80 Broad Street, 5th Floor 4255 New York, NY 10004 Attn: Joe Zhao joe@millenniallp.com	29,032 (Series Seed Preferred Stock)
Red Cedar Capital Corp. 2658 Independence Avenue Glenview, IL 60026 Attn: Erik Brown ebrown@redcedarcapital.com	29,032 (Series Seed Preferred Stock)
FS Venture Capital LLC 923 15th Street NW, 5th Floor Washington, DC 20005 Attn: Raj Date raj.date@fenwaysummer.com	29,032 (Series Seed Preferred Stock)
Arthur Levitt 7034 SE Harbor Circle Stuart, FL 34996 Attn: Arthur Levitt ips-accounting.com	29,032 (Series Seed Preferred Stock)
Henry Pinnell 152 E 87th Street, Apt 11d New York, NY 10128 Attn: Henry Pinnell henry.pinnell@gmail.com	29,032 (Series Seed Preferred Stock)
Neal Berger P.O. Box 1060 Alpine, NJ 07620 Attn: Neal Berger nberger0524@gmail.com	116,130 (Series Seed Preferred Stock)

O.H.L. Obelisk Holdings Limited Strovolou 77, Strovolos Center, Off. 204 2018 Strovolos Nicosia, Cyprus Attn: Dr. Ahmed Samer Rashwan obelisk@rashwan.com	29,032 (Series Seed Preferred Stock)
Red Beard Ventures Fund I LP P.O. Box 3217 Seattle, WA 98114 Attn: Brett Sagan backoffice@aladvisors.co	145,163 (Series Seed Preferred Stock)
Rajaram Family Trust, DTD 04/24/2007 22106 Linda Vista Pl Cupertino, CA 95014 Attn: Gokul Rajaram godulr@gmail.com	29,032 (Series Seed Preferred Stock)
Ryan Selkis New York, NY Attn: Ryan Selkis ryan@messari.io	11,613 (Series Seed Preferred Stock)

SCHEDULE B

KEY HOLDERS

Name and Address	**Number of Shares Held**
Asmaa Ahluwalia 2022 Dynasty Trust 133 Long Hill Road Oakland, NJ 07436 ram@wingedfootcapital.com	11,280,000 (Common Stock)
Ahluwalia Family Office LLC 133 Long Hill Road Oakland, NJ 07436 ram@wingedfootcapital.com	600,000 (Common Stock)
Justin Guilder 31 Quincy Street Chevy Chase, MD 20815 justin@guilder.co	2,900,000 (Common Stock)
Peter Loukas 40 Sheridan Street Jamaica Plain, MA 02130 loukaspeter@gmail.com	2,420,000 (Common Stock)
Parker Paulin 1450 Fish Creek Falls Road Steamboat Springs, CO 80487 parker@wingedfootcapital.com	800,000 (Common Stock)

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of [August 30, 2022] (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   <u>Acknowledgement</u>. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with <u>Subsection 7.1</u> of the Agreement as a new party, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   <u>Agreement</u>. Holder hereby (a) agrees that the Stock, Options and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   <u>Notice</u>. Any notice required or permitted by the Agreement shall be given to Holder at the address or email address listed below Holder's signature hereto.

HOLDER: _____

By: _____
Name and Title of Signatory

Address: _____

_____

Email Address: _____

ACCEPTED AND AGREED:

Lumida, Inc.

By: _____

Title: _____

EXHIBIT B

CONSENT OF SPOUSE

I, [_____], spouse of [_____], acknowledge that I have read the Voting Agreement, dated as of August 30, 2022, to which this Consent is attached as <u>Exhibit B</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest or other marital property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_____   _____

[*Name of Key Holder's Spouse*]

EXHIBIT H

Right of First Refusal and Co-Sale Agreement

RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of August 30, 2022, by and among Lumida, Inc., a Delaware corporation (the "**Company**"), the Investors listed on Schedule A and the Key Holders listed on Schedule B.

RECITALS

A. Each Key Holder is the beneficial owner of (a) the number of shares of Capital Stock or (b) options to purchase the number of shares of Capital Stock set forth opposite the name of such Key Holder on Schedule B.

B. The Company and the Investors are parties to the Series Seed Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**"), pursuant to which the Investors have agreed to purchase shares of the Series Seed Preferred Stock of the Company, $0.00005 par value per share (the "**Series Seed Preferred Stock**").

C. The Key Holders and the Company desire to further induce the Investors to purchase the Series Seed Preferred Stock by entering into this Agreement.

AGREEMENT

NOW, THEREFORE, the Company, the Key Holders and the Investors hereby agree as follows:

1.   Definitions.

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company with, such Person.

1.2   "**Board of Directors**" means the board of directors of the Company.

1.3   "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5 "**Common Stock**" means shares of Common Stock of the Company, $0.00005 par value per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Major Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Investor Notice**" means written notice from any Major Investor notifying the Company and the selling Key Holder(s) that such Major Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "**Investors**" means the persons named on Schedule A hereto and each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9.

1.9 "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.9 or 6.17 and any one of them, as the context may require.

1.10 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds 1,741,957 shares of Preferred Stock.

1.11 "**Preferred Stock**" means collectively, all shares of Series Seed Preferred Stock.

1.12 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.13 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.14 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.15 "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.16 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.17　"**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.18　"**Secondary Notice**" means written notice from the Company notifying the Major Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19　"**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.20　"**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.21　"**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.　　Agreement Among the Company, the Investors and the Key Holders.

2.1　Right of First Refusal.

(a)　Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)　Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Major Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Major Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall

3

control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c)   Grant of Secondary Refusal Right to Major Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Major Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Major Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and Major Investors pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the 10-day period specified in the last sentence of Subsection 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Major Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Major Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Major Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Major Investors shall take place, and all payments from the Company and the Major Investors shall have been delivered to the selling Key Holder, by the

4

later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

(f)   Conflict with Other Rights of First Refusal. Each Key Holder has entered into a Stock Purchase Agreement or Stock Restriction Agreement with the Company (together with any additional Stock Purchase Agreements, Stock Restrictions Agreements or Option Agreements that a Key Holder may enter into with the Company, the "Purchase Agreements"), which agreements contains a right of first refusal provision in favor of the Company. For so long as this Agreement remains in existence, the right of first refusal provisions contained in this Agreement shall supersede the right of first refusal provisions contained in the Key Holder's Purchase Agreements; provided, however, that the other provisions of the Key Holder's Purchase Agreements shall remain in full force and effect. If, however, this Agreement shall terminate, the right of first refusal provisions contained in the Key Holder's Purchase Agreements shall be in full force and effect in accordance with its terms.

2.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Major Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Major Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)   Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this <u>Subsection 2.2</u> will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this <u>Subsection 2.2</u>.

(d)   <u>Allocation of Consideration</u>.

(i)   Subject to <u>Subsection 2.2(d)(ii)</u>, the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in <u>Subsection 2.2(b)</u>, *provided* that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)   In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e)   <u>Purchase by Selling Key Holder; Deliveries</u>.   Notwithstanding <u>Subsection 2.2(c)</u> above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor(s) or upon the failure to negotiate a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor(s) on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in <u>Subsection 2.2(d)(i)</u>; *provided, however*, that if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor(s) shall be made in accordance with the first sentence of <u>Subsection 2.2(d)(ii)</u>.   In connection with such purchase by the selling Key Holder, such Participating Investor(s) shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f)   Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Major Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Major Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Major Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Major Investor (or request that the Company effect such transfer in the name of a Major Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)   Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection

7

<u>2.2</u>. The sale will be made on the same terms, including, without limitation, as provided in <u>Subsection 2.2(d)(i)</u> and the first sentence of <u>Subsection 2.2(d)(ii)</u>, as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in <u>Subsection 2.2</u>. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under <u>Subsection 2.2</u>.

3.   <u>Exempt Transfers</u>.

3.1   <u>Exempted Transfers</u>. Notwithstanding the foregoing or anything to the contrary herein, the provisions of <u>Subsections 2.1</u> and <u>2.2</u> shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, or (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse, including any life partner or similar statutorily recognized domestic partner) (all of the foregoing collectively referred to as "**family members**"), or any other person approved by unanimous consent of the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; or (d) to the sale by the Key holder of up to five percent (5%) of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party this Agreement; *provided* that in the case of clause(s) (a), or (c), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to <u>Section 2</u>; *provided, further,* that in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer; provided, further, that in the case of any transfer pursuant to clause (d) above, that such transfer is made only with the consent of the majority of the disinterested members of the Board of Directors, which consent shall not be unreasonably withheld.

3.2   <u>Exempted Offerings</u>. Notwithstanding the foregoing or anything to the contrary herein, the provisions of <u>Section 2</u> shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities

8

Act of 1933, as amended or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3 <u>Prohibited Transferees</u>. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. <u>Legend</u>. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by <u>Subsection 3.1</u> hereof shall be notated with a legend substantially similar to the following legend:

THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this <u>Section 4</u> above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. <u>Lock-Up</u>.

5.1 <u>Agreement to Lock-Up</u>. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed l80 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this <u>Subsection 5.1</u> shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Subsection 5.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Subsection 5.1 or that are necessary to give further effect thereto.

5.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.   Miscellaneous.

6.1   Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3   Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4   Dispute Resolution.

(a)   The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES

THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(c)   Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction..

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, it shall be sent to 133 Long Hill Road, Oakland, New Jersey 07436 and a copy (which copy shall not constitute notice) shall also be sent to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 550 Allerton Street, Redwood City, California 95063, Attention: Trevor Knapp, Email: tknapp@gunder.com. If notice is given to the Investors, a copy (which copy shall not constitute notice) shall also be given to Osborn Maledon PA, 2929 North Central Avenue, 21st Floor, Phoenix, Arizona 85012, Attention: Jonathan Ariano, Email: jariano@omlaw.com.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) together with the other Transaction Documents (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement between the parties with

11

respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Subsection 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis); *provided* that such majority must include Social Leverage Capital Fund IV, L.P. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion; (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders; (iii) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and (iv) Schedule B hereto may be amended by the Company from time to time to reflect any authorized changes to the Capital Stock held by the Key Holders after the date hereof without the written consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who will be a Major Investor after giving effect to such assignment or transfer, it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12   Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13   Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement shall be construed without regard to any

GDSVF&H\8366085.4

presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

6.14 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other commercially reasonable transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 <u>Aggregation of Stock</u>. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16 <u>Specific Performance</u>. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17 <u>Additional Key Holders</u>. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18 <u>Consent of Spouse</u>. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of <u>Exhibit A</u> hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

14

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

LUMIDA, INC.

By: _Ram Ahluwalia_____

Ram Ahluwalia, Chief Executive Officer

KEY HOLDERS:

_____

Peter Loukas

_____

Parker Paulin

_____

Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____

    Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____

    Ram Ahluwalia, Managing Member

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
     Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
     Ram Ahluwalia, Managing Member

KEY HOLDERS:

_____
Peter Loukas

_____
Parker Paulin

Justin Guilder
_____
Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _____
    Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _____
    Ram Ahluwalia, Managing Member

KEY HOLDERS:

_____

Peter Loukas

_____

Parker Paulin

_____

Justin Guilder

ASMAA AHLUWALIA 2022 DYNASTY TRUST

By: _Ram Ahluwalia_
    Ram Ahluwalia, Co-Trustee

AHLUWALIA FAMILY OFFICE LLC

By: _Ram Ahluwalia_
    Ram Ahluwalia, Managing Member

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

INVESTORS:

SOCIAL LEVERAGE CAPITAL FUND IV, L.P.

By: Social Leverage Capital GP IV, LLC

DocuSigned by:

By: Tom Peterson
5D939A6DE3564CE...

Thomas Peterson, Managing Member

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

6th MAN VENTURES FUND 1 LP

By: _Serge Kassardjian_____
Name: Serge Kassardjian
Title: Founding Partner

Address: 179 Ludlow, #4
                 New York, NY 10002

Email: serge@6thman.ventures

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

DEV GOPALAN

Dev Gopalan

Address: 101 Potomac Crossing St
Charles Town, WV 25414

Email: gopaland@gmail.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

JOSHUA LIM

Joshua Lim

_____

Address: 505 W 37th Street, Apt 9C
　　　　　New York, NY 10018

Email: joshlim.mit@gmail.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Marshall Lux

Marshall Lux
_____

Address: 141 East 72nd Street Apt 5
New York, NY 10021

Email: marshalljlux1@gmail.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

MCAP VENTURES 12, LLC

By: _Joe Zhao_____
Name: Joe Zhao
Title: Managing Partner

Address: 80 Broad St, 5th Floor 4255
      New York, NY 10004

Email: joe@millenniallp.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED CEDAR CAPITAL CORP.

By: _Erik J. Brown_____

Name: Erik Brown

Title: President

Address: 2658 Independence Ave.
Glenview, Il 60026

Email: ebrown@redcedarcapital.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

FS VENTURE CAPITAL LLC

By: _____ _____
Name: Raj Date
Title: Managing Partner

Address: 923 15th Street NW, 5th FL
         Washington, DC 20005

Email: raj.date@fenwaysummer.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

Arthur Levitt

Arthur Levitt
_____

Address: 7034 SE Harbor Circle
            Stuart, FL 34996

Email: ips@ips-accounting.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

HENRY PINNELL

Henry Pinnell

Address: 152 E 87th St. Apt 11d
New York, NY 10128

Email: henry.pinnell@gmail.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

NEAL BERGER

Neal Berger
‎

Address: PO Box 1060
‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ ‎ Alpine, NJ 07620

Email: nberger0524@gmail.com

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

O.H.L OBELISK HOLDINGS LIMITED

By: _Dr. Ahmed Samer Rashwan_____
Name: Dr. Ahmed Samer Rashwan
Title: Chairman

Address: Strovolou 77, Strovolos Center, Off. 204
             2018 Strovolos
             Nicosia, Cyprus
Email: obelisk@rashwan.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RED BEARD VENTURES FUND I LP
By: Fund GP, LLC
Its: General partner
By: Belltower Fund Group, LTD
Its: Manager of the General Partner

By: _Brett Sagan_____
Name: Brett Sagan
Title: Authorized Person

Address: PO Box 3217
                Seattle, WA 98114

Email: backoffice@aladvisors.co

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RAJARAM FAMILY TRUST, DTD 4/27/2007

By: _Gokul Rajaram_____

Name: Gokul Rajaram
Title: Authorized Representative

Address: 22106 Linda Vista Pl
          Cupertino, CA 95014

Email: gokulr@gmail.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTORS:

RYAN SELKIS

Ryan Selkis
_____

Address: NEW YORK, NY

Email: ryan@messari.io

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

SCHEDULE A

INVESTORS

Name and Address	Number of Shares Held
Social Leverage Capital Fund IV, LP 8390 Via de Ventura Suite F110-207 Scottsdale, Arizona 85258 Attn: Tom Peterson tom@socialleverage.com	2,322,610 (Series Seed Preferred Stock)
6th Man Ventures Fund 1 LP 179 Ludlow, #4 New York, NY 10002 Attn: Serge Kassardjian serge@6thman.ventures	29,032 (Series Seed Preferred Stock)
Dev Gopalan 101 Potomac Crossing St. Charles Town, WV 25414 Attn: Dev Gopalan gopaland@gmail.com	29,032 (Series Seed Preferred Stock)
Joshua Lim 505 W. 37th Street, Apt 9C New York, NY 10018 Attn: Joshua Lim joshlim.mit@gmail.com	17,419 (Series Seed Preferred Stock)
Marshall Lux 141 East 72nd Street, Apt 5 New York, NY 10021 Attn: Marshall Lux marshalljlux@gmail.com	29,032 (Series Seed Preferred Stock)

Mcap Ventures 12, LLC 80 Broad Street, 5th Floor 4255 New York, NY 10004 Attn: Joe Zhao joe@millenniallp.com	29,032 (Series Seed Preferred Stock)
Red Cedar Capital Corp. 2658 Independence Avenue Glenview, IL 60026 Attn: Erik Brown ebrown@redcedarcapital.com	29,032 (Series Seed Preferred Stock)
FS Venture Capital LLC 923 15th Street NW, 5th Floor Washington, DC 20005 Attn: Raj Date raj.date@fenwaysummer.com	29,032 (Series Seed Preferred Stock)
Arthur Levitt 7034 SE Harbor Circle Stuart, FL 34996 Attn: Arthur Levitt ips-accounting.com	29,032 (Series Seed Preferred Stock)
Henry Pinnell 152 E 87th Street, Apt 11d New York, NY 10128 Attn: Henry Pinnell henry.pinnell@gmail.com	29,032 (Series Seed Preferred Stock)
Neal Berger P.O. Box 1060 Alpine, NJ 07620 Attn: Neal Berger nberger0524@gmail.com	116,130 (Series Seed Preferred Stock)

O.H.L. Obelisk Holdings Limited Strovolou 77, Strovolos Center, Off. 204 2018 Strovolos Nicosia, Cyprus Attn: Dr. Ahmed Samer Rashwan obelisk@rashwan.com	29,032 (Series Seed Preferred Stock)
Red Beard Ventures Fund I LP P.O. Box 3217 Seattle, WA 98114 Attn: Brett Sagan backoffice@aladvisors.co	145,163 (Series Seed Preferred Stock)
Rajaram Family Trust, DTD 04/24/2007 22106 Linda Vista Pl Cupertino, CA 95014 Attn: Gokul Rajaram godulr@gmail.com	29,032 (Series Seed Preferred Stock)
Ryan Selkis New York, NY Attn: Ryan Selkis ryan@messari.io	11,613 (Series Seed Preferred Stock)

SCHEDULE B
KEY HOLDERS

Name and Address	Number of Shares Held
Asmaa Ahluwalia 2022 Dynasty Trust 133 Long Hill Road Oakland, NJ 07436 ram@wingedfootcapital.com	11,280,000 (Common Stock)
Ahluwalia Family Office LLC 133 Long Hill Road Oakland, NJ 07436 ram@wingedfootcapital.com	600,000 (Common Stock)
Justin Guilder 31 Quincy Street Chevy Chase, MD 20815 justin@guilder.co	2,900,000 (Common Stock)
Peter Loukas 40 Sheridan Street Jamaica Plain, MA 02130 loukaspeter@gmail.com	2,420,000 (Common Stock)
Parker Paulin 1450 Fish Creek Falls Road Steamboat Springs, CO 80487 parker@wingedfootcapital.com	800,000 (Common Stock)

EXHIBIT A
CONSENT OF SPOUSE

I, [_____], spouse of [_____], acknowledge that I have read the Right of First Refusal and Co-Sale Agreement, dated as of [August 30, 2022], to which this Consent is attached as Exhibit A (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest or other marital property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the [___] day of [_____, _____].

_____
Signature

_____
Print Name